FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: May 31, 2006

The following is an English translation of the Notice of the 168th Ordinary General Meeting of Shareholders of NEC Corporation to be held on June 22, 2006, except for the translation of the INSTRUCTION ON VOTING RIGHTS and the ACCESS MAP FOR THE PLACE OF THE MEETING in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

Code Number 6701

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

May 31, 2006

To Our Shareholders:

NOTICE OF

THE 168TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that the Hundred and Sixty-eighth Ordinary General Meeting of Shareholders (the “Meeting”) of NEC Corporation (the “Company”) will be held as follows:

1.	DATE:	June 22, 2006 (Thursday) at 10:00 A.M. Japanese Standard Time

2.	PLACE:	The Convention Hall on the second basement floor of the Tokyo Prince Hotel Park Tower at 8-1, Shibakoen 4-chome, Minato-ku, Tokyo

3.	AGENDA OF THE MEETING:

MATTERS TO BE REPORTED UPON:

	1.	Report on the Business Report, Balance Sheet and Statement of Operations with respect to the 168th Business Period from April 1, 2005 to March 31, 2006.

	2.	Report on the Consolidated Balance Sheet and the Consolidated Statement of Operations with respect to the 168th Business Period from April 1, 2005 to March 31, 2006, and report on the results of the audit conducted on the Consolidated Balance Sheet and the Consolidated Statement of Operations by Independent Auditors and the Board of Corporate Auditors.

MATTERS TO BE VOTED UPON:

Proposal No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 168th Business Period and Payment of Bonuses to Directors

Proposal No. 2:	Partial Amendments to the Articles of Incorporation

Proposal No. 3:	Election of Fifteen Directors

Proposal No. 4:	Election of One Corporate Auditor

Proposal No. 5:	Issuance of Stock Acquisition Rights with Specially Favorable Conditions for the Purpose of Granting Stock Options

Proposal No. 6:	Presentation of Retirement Allowances to retiring Directors and Corporate Auditor and Payment of Retirement Allowances incidental to the Abolishment of Retirement Allowance System for Directors and Corporate Auditors

[The Method to Notify Our Shareholders of Any Correction to the Notice of the 168th Ordinary General Meeting of Shareholders and the Attached Documents]

In the event that the Company finds any correction to be made in the Notice of the 168th Ordinary General Meeting of Shareholders or the Attached Documents by June 21, 2006 (Wednesday), such correction will be notified through the Company’s website (http://www.nec.com).

ATTACHMENT

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

1.	Review of Operations

(1)	Development and Results of Operations of the NEC Group

Overview

In March 2006, the Company announced the results of an investigation into false transactions carried out by an employee of a subsidiary of the Company. The Company deeply regrets that such transactions occurred at one of its subsidiaries, and would like to sincerely apologize to its shareholders for any inconvenience or confusion it may cause. In connection with this incident, the Company has restated its consolidated financial results for past fiscal years in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial results for the fiscal year ended March 31, 2006 are compared with the previous fiscal year under “Overview” and “Review of Operations by Business Segments” below based on the financial results after restatement.

During the fiscal year ended March 31, 2006, the global economy was generally healthy with stable growth in the U.S. as well as continuous high growth in newly industrializing countries such as China and Russia. The Japanese economy experienced steady growth in capital expenditures and consumer spending, and in the second half of the fiscal year, exports began to recover, leading to growth in both domestic and foreign demand.

In the midst of this business environment, the NEC Group implemented the measures discussed below during the fiscal year ended March 31, 2006, and strengthened its structure to pursue growth of the NEC Group.

First of all, as a measure to strengthen its market productivity and business execution capabilities, the Company made NEC Soft, Ltd. and NEC System Technologies, Ltd. wholly-owned subsidiaries of the Company in order to strengthen the system construction and software development capabilities of the entire NEC Group. Through this measure, the Company aimed to enhance collaboration within the NEC Group in the areas of SI and software businesses, thereby increasing the NEC Group’s profitability and strengthening its ability to provide solutions to its customers. The Company also decided to make NEC Infrontia Corporation its wholly-owned subsidiary in order to strengthen the enterprise network solutions business, and to achieve this objective, in February 2006, the Company entered into a stock-for-stock exchange agreement with NEC Infrontia Corporation. In the area of hardware development, the Company concentrated on hardware development in the area of IT/Network Integration, such as next-generation networks (“NGNs”) for telecommunications/service carriers, as this business area is expected to be a source of future growth for the NEC Group.

With respect to structural business reform, the NEC Group focused on strengthening its business platform through total process innovation, including initiatives to strengthen manufacturing. Production innovation, which previously had been focused on hardware, was expanded to the areas of software and system development. Furthermore, the Company promoted more effective coordination of the value chain (the process flow from product planning, development, and design to manufacturing and maintenance) within the NEC Group through measures such as in-house production of core parts in an effort to build a structure that will enable each company in the NEC Group to realize its maximum potential.

With an eye toward expanding its global business, the Company advanced collaboration and alliances with overseas companies in the fields of servers and enterprise telecommunications systems. At the same time, in an effort to select and focus its key businesses, the Company transferred its shares in NEC Machinery Corporation and Anelva Corporation to Canon Inc. and reached an agreement with Sony Corporation to establish an alliance in the optical disc drive business.

Consolidated net sales for the fiscal year ended March 31, 2006 were 4,824.9 billion yen, an increase of 23.2 billion yen (0.5%) as compared with the previous fiscal year. The increase was mainly due to a significant increase in sales of mobile communications systems, an increase in sales of personal computers, and the fact that an affiliated company accounted for by the equity method which engages in the manufacture and sale of monitors became a consolidated subsidiary of the Company. These increased sales were partially offset by a decrease in sales of mobile handsets outside of Japan due to unit price declines, and a decrease in sales of semiconductors for telecommunications equipment such as mobile handsets.

Consolidated income from continuing operations before income taxes (*Note) for the fiscal year ended March 31, 2006 amounted to 83.3 billion yen, a decrease of 61.8 billion yen (42.6%) as compared with the previous fiscal year. The decrease was principally due to a fall in sales of mobile phone handsets and semiconductors, and an increase in development costs, despite an improvement in profitability in mobile communications systems. In addition, consolidated net income for the fiscal year ended March 31, 2006 was 12.1 billion yen, a decrease of 65.1 billion yen (84.3%) as compared with the previous fiscal year. The decrease was mainly due to the decrease in income from continuing operations before income taxes.

(Note*)	In accordance with U.S. GAAP, the Company has stated net income from discontinued operations, net of tax for the fiscal year ended March 31, 2006 separately from consolidated income from continuing operations before income taxes to reflect the transfer of shares of NEC Machinery Corporation and Anelva Corporation.

Review of Operations by Business Segments

The NEC Group’s primary business consists of three business segments: IT solutions business, network solutions business and electron devices business. The following is a review of the financial results for each business segment of the NEC Group for the fiscal year ended March 31, 2006.

IT Solutions Business

Sales of the IT Solutions business were 2,174.6 billion yen, an amount almost equivalent to that of the previous fiscal year. In spite of an increase in sales of personal computers, sales in the software business, which won a particularly large order in the previous fiscal year, and sales of optical disc drives decreased.

Segment profits amounted to 81.8 billion yen, a decrease of 24.3 billion yen from the previous fiscal year. This was primarily due to intensified price competition and aggravation of profitability in personal computer business resulting from an increase in cost of parts and materials due to a weak yen rate.

Network Solutions Business

Sales of the Network Solutions business were 1,786.2 billion yen, a decrease of 4.8% from the previous fiscal year. Sales of mobile communications systems increased due to the launch of new services by domestic telecommunication carriers and favorable capital expenditure for network expansion in Japan and overseas, and sales of digital terrestrial broadcasting infrastructure were favorable. However, sales of mobile handsets decreased significantly due to severe competition in Japan and overseas, and domestic sales in the area of fixed-line communications systems decreased due to large orders acquired in the previous fiscal year.

Segment profits amounted to 62.0 billion yen, an increase of 20.5 billion yen from the previous fiscal year. This was mainly due to an increase in sales and profit in mobile communications system business.

Electron Devices Business

Sales of the Electron Devices business were 808.4 billion yen, a decrease of 7.0% from the previous fiscal year. This was primarily due to a decrease in sales of semiconductors for telecommunications equipment, including mobile handsets, and the transfer of the plasma display business in the previous fiscal year.

Segment loss amounted to 25.5 billion yen, a worsening of 58.9 billion yen from the previous fiscal year. This was mainly due to a significant decrease in sales and drop in unit price of semiconductor products despite the favorable effects resulted from measures to improve productivity and cost efficiency.

Others

Sales of the “Others” segment, which consists of the manufacture and sale of monitors and LCD projectors as well as information and network system construction, were 698.4 billion yen, an increase of 19.1% from the previous financial year. This was mainly because NEC Display Solutions, Ltd., which previously was an affiliated company accounted for by the equity method in the previous fiscal year, became a consolidated subsidiary of the Company due to the purchase of a part of shares in NEC Display Solutions, Ltd. in March 2005.

Segment profits amounted to 13.7 billion yen, an increase of 6.6 billion yen from the previous fiscal year.

Research and Development by NEC Group

The Company has positioned its Central Research Laboratories as the NEC Group’s primary research and development center, and uses these laboratories to develop advanced technologies for Integrated IT/Networks area and system devices area as well as common platform technologies that support the NEC Group’s businesses. The Company’s research and development during the fiscal year ended March 31, 2006 include the following:

(i) Development of Fault-Tolerant Server with Newly Developed Redundancy Control LSI “GeminiEngine™”

Computer systems play key roles in mission-critical systems at companies and telecommunication systems, and the servers which form these systems must enable the systems to work stably without any interruption 24 hours a day. The Company developed a redundancy control LSI called “GeminiEngine™” for fault-tolerant servers, and commenced sales of servers in which the LSI is installed. By installing redundant major hardware components and completely synchronizing each of them, a fault-tolerant server makes it possible to avoid the system failing in its entirety even if a failure occurs in either component. “GeminiEngine™” has the capability to keep synchronize high-speed CPUs and, if the synchronization fails, recover the synchronization by making immediate corrections. As a result, it enhances the reliability of servers significantly. In addition, based on an agreement in November 2005 with Stratus Technologies in the U.S., which agreement includes a business alliance and a server supply arrangement, the Company will supply the above fault-tolerant servers to Stratus.

(ii) Development of ROADM with 40Gbps Transmission and 80 Maximum Multiplexed Waves

As streaming video, such as movies and TV shows, becomes increasingly available through the Internet and use of these services increases, the backbone networks supporting these services need to have a capacity to process the increasing amount of data at higher speeds. The Company developed a ROADM (Reconfigurable Optical Add/Drop Multiplexer) which realizes high-speed and large capacity optical communication systems without laying new optical fiber. This system achieved a large capacity, i.e.40 giga bit per second (Gbps) high-speed transmission which is four times the transmission rate mainly used in current backbone networks, and transmission in which a maximum of 80 communication signals are bundled together in a group. Due to imperfect symmetry inherent in optical fiber which in turn causes significant distortion in 40 Gbps high-speed transmissions, the maximum length of error-free transmission through conventional systems has been 300 kilometers. By adopting an LSI for reshaping signal distortion which was developed by the Company, systems can realize large amounts of error-free transmission at high speeds, which can be extended to a maximum length of more than 600 kilometers utilizing existing optical fiber.

(iii) Development of Ultra-Thin, Flexible, Rechargeable Battery with Super-Fast Charging Capability

The Company developed an ultra-thin, flexible, rechargeable battery capable of super-fast charging. The battery can be embedded into smartcards, intelligent paper and active-type RFID tags (radio frequency identification tags which generate the outgoing signal by their own internal power source). The battery is 300 microns thin and features a flexible structure by using a type of plastic called organic radical polymer as its electrodes. In addition, by capitalizing on the characteristic of ion migrating smoothly through organic radical polymer electrodes, the battery is able to recharge at faster. As the battery has a sufficiently flexible design to even be attached to clothing items, the Company believes it will be possible in future to use the battery in wearable personal computers by attaching CPUs and memories to clothing items as well.

Capital Expenditures of the NEC Group

The total capital expenditures of the NEC Group amounted to 161 billion yen during the fiscal year ended March 31, 2006. Major capital expenditures included investment in production lines for advanced semiconductor products, research and development equipment for servers, mobile communications systems, mobile handsets, and optical network systems, as well as equipment to expand its “BIGLOBE” Internet services.

Financing Activities of the NEC Group

In December 2005, the Company’s subsidiary NEC TOKIN Corporation raised 15 billion yen by issuing Zero Coupon Convertible Bonds due 2010, in order to finance its capital expenditures. The Company did not raise funds through the issuance of shares or straight bonds during the fiscal year ended March 31, 2006.

(2)	Challenges to be Addressed by the NEC Group

In Japan, broadband (high speed, large capacity networks and related services) and mobile (accessibility via mobile information terminals) infrastructures are expanding significantly. Drastic changes in consumer behavior have led to rapid growth and expansion of the e-commerce market for individual consumers, in particular the “mobile commerce market” that utilizes mobile handsets. In addition, with the expansion of these markets, new services have emerged that integrate telecommunications with broadcasting or financial services, such as the start of what is referred to as “one segment broadcasting” and the addition of e-money and credit card functions to mobile handsets.

We are approaching the realization of a true “ubiquitous networked society” in which communication via phone or e-mail is possible anytime, anywhere, enabling the use of a variety of services and the exchange of information, and accelerated development in this field is anticipated. At the same time, companies are increasingly taking measures to strengthen the systems that act as their service platforms in order to respond promptly and precisely to diversifying market needs. One of these initiatives entails the construction of NGNs based on internet protocol technology and platforms that provide integrated services linked with NGNs by domestic telecommunications and service carriers.

Taking advantage of the changes in this business environment, the NEC Group will strive to achieve growth by offering total solutions, leveraging its world-class technological excellence in the fields of IT, networks and electron devices.

As part of its strategy, the NEC Group will provide IT/network solutions that incorporate leading technology including electron devices and IT/network platform technology. The NEC Group will take an active role in creating new businesses and markets by (1) aiding its customers to utilize information communication technology strategically, and enhancing the reliability and stability of information systems that are already fundamental to society, and (2) providing platforms that enable flexible and timely response to diversifying service content.

In addition, the NEC Group will strive to create products and solutions that are competitive by strengthening its value chain, thereby promoting the accumulation of technology within the NEC Group and enhancement of its development structure for key components.

Furthermore, as measures designed to achieve firm growth, the NEC Group will expand its global operations focusing on its IT/network solutions business. An early recovery of the mobile handset business and the semiconductor business will also be promoted by implementing structural reform of overseas business and efficiency in development activities and by strengthening sales efforts and strategic alliances, respectively.

By continuously pursuing its business strategies, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability.

In addition, the NEC Group appreciates the seriousness of the false transactions carried out by an employee of a subsidiary of the Company, which were announced in March, 2006. In order to prevent such incidents from recurring in the future, the Company will operate its internal control systems with more strictness within the Company and NEC Group companies, enforce additional cross check functions, and ensure more effective audits with increased cooperation between the corporate auditors and internal auditing divisions of the Company and those of NEC Group companies. Furthermore, the Company is committed to promote conduct of the directors, officers, and employees of the Company and NEC Group companies in compliance with laws through seminars, training courses and other efforts.

(3)	Explanation of Changes in the Results of Operations and the Financial Position

(i)	Changes in the Results of Operations and the Financial Position (Consolidated)

During the 165th Business Period (the fiscal year ended March 31, 2003), net sales decreased compared to the previous period. However, due to lower fixed expenses and cost of sales resulting from structural reforms, the Company reported a net income from continuing operations before income tax. The Company, however, reported a net loss due to an increase in provision for income taxes by an effect of change in statutory tax rate on deferred tax assets resulting from the enactment of a reduction in enterprise tax in Japan as well as an increase of equity in losses of affiliated companies. During the 166th Business Period (the fiscal year ended March 31, 2004), net income from continuing operations before income tax showed a significant increase, and the Company reported net income due to gain due to stock issuance by subsidiaries in connection with their initial public offerings and to gains on sales of fixed assets as well as an increase of net sales. During the 167th Business Period (the fiscal year ended March 31, 2005), although net sales decreased from the previous period, net income from continuing operations before income tax increased due to gains on transfer of marketable securities to the pension trust, and net income increased significantly as a result of increase in equity in earnings (losses) of affiliated companies mainly resulting from an improvement in income of affiliated companies accounted for by the equity method and gain due to stock issuances by an affiliated company accounted for by equity method in connection with its initial public offering. During this 168th Business Period (the fiscal year ended March 31, 2006), although net sales increased compared to the previous period, net income from continuing operations before income tax and net income decreased due to a fall in sales of mobile phone handsets and semiconductors and due to an increase in research and development expenses.

Changes of major indices are shown in the following table:

	(In billions of yen except per share figures)
	Business Period
Indices	165th Business Period 4/1/02-3/31/03 (Restated)	166th Business Period 4/1/03-3/31/04 (Restated)	167th Business Period 4/1/04-3/31/05 (Restated)	168th Business Period 4/1/05-3/31/06
Net sales	4,663.2	4,860.5	4,801.7	4,824.9
Net income from continuing operations before income tax	62.7	141.2	145.1	83.3
Net income (loss)	(12.3)	10.0	77.2	12.1
Net income (loss) per share (yen)	(7.46)	5.78	39.62	6.05
Diluted net income (loss) per share (yen)	—	5.49	36.37	5.78
Total assets	4,178.9	4,086.8	3,982.5	3,895.8
Net assets	319.6	646.3	737.0	890.9

Notes:	1.	The consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
	2.	“Net income (loss) per share” is calculated based on the weighted-average number of shares outstanding during each period. “Diluted net income (loss) per share” is calculated considering effect of dilutive securities.
	3.	“Diluted net income (loss) per share” in the 165th Business Period is not listed because net loss was recorded in that period.
	4.	Because of false transactions by an employee of a consolidated subsidiary, the Company restated its consolidated financial information for the 165th Business Period, the 166th Business Period and the 167th Business Period.
	5.	In addition to the adjustments recorded to correct the false transactions discussed in Note 4 above, additional adjustments were made to record adjustments to correct scope of consolidation, accrued expenses, prepaid expenses, income taxes, sales and others in the consolidated financial information for the 165th Business Period, the 166th Business Period and the 167th Business Period.
	6.	Certain consolidated financial information for the 165th Business Period, the 166th Business Period and the 167th Business Period was reclassified to conform to the 168th Business Period presentation reflecting operations that were discontinued during the 168th Business Period.

(ii)	Changes in the Results of Operations and the Financial Position (non-consolidated)

During the 165th Business Period, net sales decreased compared to the previous period. However, due to lower fixed expenses and cost of sales resulting from structural reforms, ordinary income improved and returned to a positive amount. Net income (loss), however, marked a loss due to the extraordinary loss that was accounted for by the devaluation of investments in affiliated companies and securities. During the 166th Business Period, although net sales decreased from the previous period due to the separation of the Semiconductor Solutions business in November 2002, ordinary income increased due to a decrease in fixed expenses and cost of sales, and the Company reported a net income due to gains on sales of shares of subsidiaries in connection with their initial public offerings as well as gains on the sale of fixed assets. During the 167th Business Period, although net sales decreased from the previous period, ordinary income increased due to reduced fixed expenses and cost of sales resulting from improved production innovation activities and development process innovations. However, net income decreased from the previous period because of an increase of income taxes deferred. During this 168th Business Period, although net sales decreased compared to the previous period and ordinary income decreased due to a decrease in net sales and an increase in development costs, net income increased from the previous period because of a decrease of income taxes deferred.

Changes of major indices are shown in the following table:

	(In billions of yen except per share figures)
	Business Period
Indices	165th Business Period 4/1/02-3/31/03	166th Business Period 4/1/03-3/31/04	167th Business Period 4/1/04-3/31/05	168th Business Period 4/1/05-3/31/06
Net sales	2,781.4	2,509.1	2,426.8	2,370.7
Ordinary income	6.1	31.9	40.2	27.5
Net income (loss)	(14.9)	25.2	24.2	41.8
Net income (loss) per share (yen)	(9.01)	14.43	12.49	21.11
Total assets	2,701.0	2,682.4	2,487.7	2,458.4
Net assets	672.0	913.1	914.2	1,004.8

Notes:	1.	“Net income (loss) per share” is calculated based on the average number of shares outstanding during each period. In addition, from the 165th Business Period, the Company has adopted “Accounting standard regarding the net income per share” (Statement No.2 of Accounting Standards Board of Japan) and “Implementation Guideline for the application of the accounting standard regarding the net income per share” (Implementation Guideline No.4 of Accounting Standards Board of Japan).
	2.	The Company files consolidated tax return from the 165th Business Period.
	3.	The Company applies the “Partial Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and the “Implementation Guideline for Partial Amendments to Accounting Standards for Retirement Benefits” (Implementation Guideline No.7 of Accounting Standards Board of Japan) from this 168th Business Period.
	4.	Although the Company previously recorded after-sales service expenses for products when incurred, the Company changed, from this 168th Business Period, to the method to record such expenses as warranty reserve based on the actual past results against sales.

(4)	Subsequent Event of the NEC Group

As described in “1.(1) Development and Results of Operations of the NEC Group” above, on May 1, 2006, the Company made NEC Infrontia Corporation a wholly-owned subsidiary of the Company in accordance with the stock-for-stock exchange agreement, and issued 33,630,520 new shares to the shareholders of NEC Infrontia Corporation (excluding the Company) with the exchange ratio of 0.774 shares of the Company for each share of NEC Infrontia Corporation.

2.	Outline of the NEC Group and the Company (as of March 31, 2006)

(1)	Business Segments of the NEC Group

The NEC Group’s primary business consists of three business segments: IT solutions business, network solutions business, and electron devices business. The NEC Group’s major services and products by business segment are as follows:

Business Segment	Major Services and Products	Percentage of Total Sales
IT Solutions Business	Systems Integration (Systems Construction, Consulting), Maintenance and Support, Outsourcing and Support, Software (Operating Systems, Middleware, Application Software), Intel-based Servers, Mainframe Computers, UNIX Servers, Supercomputers, Storage systems, Application-specific Workstations, Personal Computers, Personal Communication Equipment, “BIGLOBE” Internet Services	39.0%

Network Solutions Business	Fixed-line communications systems (VoIP Systems, IP-PBX Systems, Transmission Equipment, Optical Components, Routers/Switching Systems), Mobile Handsets, Mobile Communications Systems (Base Transceiver Stations, Core Network), Microwave Communications Systems, Wireless Access Systems, Broadcasting Systems and Video Equipment, Control Systems, Aerospace Systems, Defense Systems (radar equipment, etc.)	34.9%

Electron Devices Business	System LSIs (For Use in Communications Equipment, Computing and Peripheral Products, Consumer Electronics Products, Automotive and Industrial Products), Microcomputers, Discrete Devices, Optical and Microwave Devices, Color LCDs, Capacitors, Relays, Lithium-ion Rechargeable Batteries	15.8%

	Others	10.3%
	Total	100%

(2)	Principal Offices of the NEC Group, etc.

Head Office	Minato-ku, Tokyo

Branch Divisions	Hokkaido Branch Division (Sapporo)
Tohoku Branch Division (Sendai)
Kanto-Shinetsu Branch Division (Saitama)
Tokyo Branch Division (Minato-ku, Tokyo)
Kanagawa Branch Division (Yokohama)
Shizuoka Branch Division (Shizuoka)
Chubu Branch Division (Nagoya)
Hokuriku Branch Division (Kanazawa)
Kansai Branch Division (Osaka)
Chugoku Branch Division (Hiroshima)
Shikoku Branch Division (Takamatsu)
Kyushu Branch Division (Fukuoka)

Plants	Tamagawa Plant (Kawasaki)
Fuchu Plant (Fuchu, Tokyo)
Sagamihara Plant (Sagamihara)
Abiko Plant (Abiko)

Domestic Manufacturing	NEC Kyushu, Ltd. (Kumamoto)
Center	NEC Computertechno, Ltd. (Kofu)
NEC Personal Products, Ltd. (Yonezawa)
NEC Saitama, Ltd. (Kodama-gun Kamikawamachi, Saitama)

Overseas Subsidiaries	NEC USA, Inc. (U.S.A.)
NEC Europe, Ltd. (U.K.)
NEC (China) Co., Ltd. (People’s Republic of China)

(3)	Employees

(i)	Employees of the NEC Group

Segment	Number of Employees
IT Solutions Business	54,195
Network Solutions Business	28,046
Electron Devices Business	47,634
Others	24,305
Total	154,180

(ii)	Employees of the Company

Number of Employees	Increase (Decrease ) from March 31, 2005	Average Age	Average Years of Employment
23,528	360	39.3	15.9

(4)	State of Shares

(i) Total Number of Authorized Shares	7,500,000,000 shares

(ii) Total Number of Shares Issued	1,995,923,384 shares

Note:	The number of shares issued increased by 66,654,021 shares in connection with the stock-for-stock exchange between the Company and NEC Soft, Ltd. and the stock-for-stock exchange between the Company and NEC System Technologies, Ltd. and by 646 shares as a result of conversion of convertible bonds during the fiscal year ended March 31, 2006.

(iii) Number of Shareholders	244,111 persons

(iv)	Major Shareholders (Top 10)

(In thousands of shares)
Name of Shareholders	Number of Shares Held (Percentage of Shares Held)	The Company’s Holding in Shareholders (Percentage of Shares Held)
Japan Trustee Services Bank, Ltd. (Trust Account)	106,443 (5.33%)	None (None)
The Master Trust Bank of Japan, Ltd. (Trust Account)	95,526 (4.79%)	None (None)
The State Street Bank and Trust Company 505103	46,252 (2.32%)	None (None)
Sumitomo Life Insurance Company	41,000 (2.05%)	None (None)
Nippon Life Insurance Company	39,977 (2.00%)	None (None)
Japan Trustee Services Bank, Ltd. (Trust Account No.4)	35,286 (1.77%)	None (None)
The Chase Manhattan Bank, N.A. London	31,276 (1.57%)	None (None)
NEC Employee Shareholding Association	27,384 (1.37%)	None (None)
The Dai-ichi Mutual Life Insurance Company	24,569 (1.23%)	None (None)
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)	23,299 (1.17%)	None (None)

(v)	Classification of Shareholders

Classification of Shareholders	Number of Shares Held	Percentage of Shares Held	Number of Shareholders
Japanese government and local government	514	0.00%	1
Financial Institutions	625,937,877	31.36%	246
Securities Companies	35,416,141	1.77%	123
Other Corporations	85,990,638	4.31%	2,504
Foreign Investors	585,828,400	29.35%	733
Japanese Individuals and Others	662,749,814	33.21%	240,504
Total	1,995,923,384	100%	244,111

(vi)	Acquisition, disposal and holding of treasury stock

a. Shares acquired by the Company
Number of Common Stock	463,018
Total Amount Paid for Acquisition	298,012,065 yen

b. Shares disposed of by the Company
Number of Common Stock	47,442
Total Amount Paid for Disposal	30,131,462 yen

c. Treasury stock as of March 31, 2006
Number of Common Stock	2,974,331

(vii)	Stock acquisition rights issued by the Company (the “Rights”)

a.	Number of the Rights

1,260

b.	Class and number of shares to be issued or transferred upon exercise of the Rights

1,260,000 shares of the Company’s common stocks (1,000 shares per Right)

c.	Issue price of the Rights

None

(viii)	The Rights issued with favorable conditions to persons other than the Shareholders during the fiscal year ended March 31, 2006

a.	Class and number of shares to be issued or transferred upon exercise of the Rights

300,000 shares of the Company’s common stocks (1,000 shares per Right)

b.	Issue price of the Rights

None

c.	The amount to be paid per share for exercising the Rights

637 yen

d.	Conditions for exercising the Rights

(a)	The Rights can be exercised from July 1, 2007 to June 30, 2011

(b)	Any Person to whom the Rights were allotted (the “Holder”) may exercise the Rights so long as the Holder is a director, corporate officer or employee of the Company or its subsidiaries (excluding companies whose stocks are listed and the subsidiaries of those listed companies) at the time of exercising the Rights. Notwithstanding the foregoing, if a Holder ceases to hold such position during the period described in (a) above, such Holder may exercise the Rights for a period of one year after leaving such position, but not later than the end of the period described in (a) above (i.e. on or before June 30, 2011). Furthermore, if a Holder loses such position on or before June 30, 2007, such Holder may, nevertheless, exercise the Rights for a period of one year from July 1, 2007.

(c)	Successors or heirs of a Holder shall not exercise the Rights.

(d)	Partial exercise of the Rights shall not be permitted.

(e)	Other conditions are provided in an agreement for allotment of stock acquisition rights (agreement for the grant of stock option).

e.	Events and conditions for cancellation

The Company may cancel the Rights without consideration in the following events:

(a)	If the Holder becomes unable to exercise the Rights pursuant to the conditions set forth in paragraph d. above;

(b)	If an agreement for merger with another company, pursuant to which the Company will be dissolved, is approved at a shareholders meeting of the Company; or

(c)	If an agreement for stock-for-stock exchange or stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of another company, is approved at a shareholders meeting of the Company.

f.	Description of favorable conditions

The Company has issued the Rights, without consideration, to the directors, corporate officers, the Executive General Manager, employees having responsibilities equivalent to those of corporate officers or the Executive General Manager, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and the subsidiaries of those listed companies) that are important to the NEC Group’s strategic management.

g.	The names of the Holders and the Number of Rights allotted

(a)	Directors

Name	Number	Name	Number
Hajime Sasaki Akinobu Kanasugi Kaoru Yano Toshiro Kawamura Kazuhiko Kobayashi Kazumasa Fujie Shunichi Suzuki	10 10 8 8 6 6 6	Tsutomu Nakamura Konosuke Kashima Yasuo Matoi Iwao Fuchigami Saburo Takizawa Toshio Morikawa Koichi Kimura	4 4 4 4 4 3 3

(b)	Designated employees, etc. (Top 10)

Name	Number	Name	Number
Toshihiko Takahashi Kenji Ikehara Toru Katayama Tadao Kondo Norio Onodera	4 4 4 3 3	Hirofumi Okuyama Botaro Hirosaki Masahiko Yamamoto Koichi Ikumi Norihiko Kunishima	3 3 3 3 3

h.	Details of the Rights with favorable conditions allocated to designated employees during the fiscal year ended March 31, 2006

Classification	Allocated number of Rights	Class and Number of Shares to be issued or transferred upon exercise of the Right	Total number of persons
Employees	188	188,000 shares of common stock	129
Directors of the affiliates	32	32,000 shares of common stock	32

(5)	State of Consolidation

As of March 31, 2006, the Company had 356 consolidated subsidiaries including 16 principal subsidiaries shown below, and 68 affiliated companies accounted for by the equity method. See “1.(1) Development and Results of Operations of the NEC Group” above.

Name of Subsidiary	Capital	Percentage of Shares Held	Main Business
	(Millions of yen)	(%)
NEC Personal Products, Ltd.	18,830	100	Development, manufacture, sale and maintenance of personal computers
NEC Soft, Ltd.	8,668	100	Provision of system integration services, etc., and development and sale of software
NEC Access Technica, Ltd.	4,000	100	Manufacture and sale of computer peripheral equipment, communications equipment, etc. for the Company and its affiliated companies
NEC Nexsolutions, Ltd.	815	100	Provision of system integration services and sale of computers, etc.
NEC Semicon Package Solutions, Ltd.	400	100 (100)	Manufacture of semiconductors for the affiliated companies
NEC Saitama, Ltd.	200	100	Manufacture of communications equipment for the Company

Name of Subsidiary	Capital	Percentage of Shares Held	Main Business
NEC Electronics Corporation	85,955	65.0	Manufacture and sale of semiconductors
NEC Networks & System Integration Corporation	13,122	26.2	Installation of telecommunications systems and sale of communications equipment and computers, etc.
NEC TOKIN Corporation	12,990	40.3 (0.4)	Manufacture and sale of materials and components for electronics applications
NEC Infrontia Corporation	10,331	65.7	Manufacture and sale of communications systems, POS terminals, etc.
NEC Fielding, Ltd.	9,670	37.2	Installation and maintenance of computers and network systems
Nippon Avionics Co., Ltd.	5,145	50.0	Manufacture and sale of information systems, electronic equipment and electronic components
NEC Mobiling, Ltd.	2,370	51.0	Sale of mobile handsets, and installation and maintenance of base transceiver stations

	(Thousands of U.S. dollars)	(%)
NEC Electronics America Inc. (U.S.A.)	380,800	100 (100)	Manufacture and sale of semiconductors
NEC America, Inc. (U.S.A.)	166,490	100 (100)	Sale of communications equipment
NEC Solutions (America), Inc. (U.S.A.)	28,508	100 (100)	Sale of computers and related equipment and provision of system integration services, etc.

Notes:	1.	Parenthetical figures indicate the percentage of shares held indirectly by the Company.
	2.	NEC Soft, Ltd. became a wholly owned subsidiary of the Company on June 1, 2005 by means of the stock-for-stock exchange.
	3.	NEC Networks & System Integration Corporation was renamed from NEC System Integration & Construction, Ltd on October 1, 2005.
	4.	The figures for the percentage of shares held of NEC Electronics Corporation, NEC Networks & System Integration Corporation, NEC TOKIN Corporation, and NEC Fielding, Ltd. shown above do not account for the following shares that were contributed by the Company and its subsidiaries as part of severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of the Company and its subsidiaries pursuant to the terms of the trusts indentures.

	Company	Subsidiaries
NEC Electronics Corporation	6,200,000 (5.0%)	—
NEC Networks & System Integration Corporation	6,400,000 (14.9%)	—
NEC TOKIN Corporation	12,700,000 (11.2%)	772,000 (0.7%)
NEC Fielding Ltd.	16,300,000 (29.9%)	—

5.	NEC America, Inc. and NEC Solutions (America), Inc. are wholly owned subsidiaries of NEC USA, Inc., a holding company in the U.S.A. established by the Company.

(6)	Major Borrowings

Creditors	Balance of Borrowings	Number of the Company’s Shares and Percentage of Voting Rights Held by Creditors
	(Millions of yen)	(Thousands of shares)	(%)
Sumitomo Mitsui Banking Corporation	12,430	10,000	0.50
Sumitomo Life Insurance Company	12,050	41,000	2.05
The Sumitomo Trust & Banking Co., Ltd.	8,250	6,000	0.30
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,737	4,717	0.24
Mizuho Corporate Bank, Ltd.	6,325	7,028	0.35

(7)	Directors and Corporate Auditors

(i)	Name, Position at the Company and Responsibility or Principal Occupation of Directors and Corporate Auditors

Name	Position at the Company	Responsibility or Principal Occupation

Hajime Sasaki	Chairman of the Board	Overall management for the operation of fundamental matters of the Company

Akinobu Kanasugi	President	Management of execution of the Company’s business

Kaoru Yano	Senior Executive Vice President and Member of the Board	Overall management of the operations of the Computers Platform Business Unit, Network Platform Business Unit, Mobile Business Unit and Personal Solutions Business Unit. Intellectual Asset R&D Unit, Product Technical Strategy and Export & Import Trade Control. Important matters relating to the International Business Promotion Unit and NTT Marketing Promotion

Toshiro Kawamura	Senior Executive Vice President and Member of the Board	Overall management of the operations of the Industrial Solutions Business Unit, NES Solutions Group Business Unit, Broadband Solutions Business Unit and Mission Critical Systems Business Unit

Kazuhiko Kobayashi	Executive Vice President and Member of the Board	Assisting the operations of the Intellectual Asset R&D Unit and Product Technical Strategy. Hardware Mass-marketing Business for International markets (excluding Mobile Business Unit) and International Business Promotion Unit)

Kazumasa Fujie	Executive Vice President and Member of the Board	Management of the operations of the Domestic Sales Business Unit and Social Infrastructure Solutions Business Unit. Domestic Sales Business Unit, Advertising and Partner Business

Shunichi Suzuki	Executive Vice President and Member of the Board	Corporate Strategic Planning, Affiliated Company, Business Development and Marketing Unit

Tsutomu Nakamura	Senior Vice President and Member of the Board	Mobile Business Unit, and China Area of Network Solutions Business

Konosuke Kashima	Senior Vice President and Member of the Board	Corporate Auditing, Human Resources Development, HR Support, Health Care Center and General Affairs

Yasuo Matoi	Senior Vice President and Member of the Board	Accounting controller and treasury

Iwao Fuchigami	Senior Vice President and Member of the Board	Industrial Solutions Business Unit. Production Innovation of System Integration Business Areas and the promotion of packaged software integration through cooperation between the Industrial Solutions Business Unit and NES Solutions Group Business Unit

Saburo Takizawa	Senior Vice President and Member of the Board	Broadband Solutions Business Unit

Toshio Morikawa	Member of the Board	Advisor, Sumitomo Mitsui Banking Corporation

Koichi Kimura	Member of the Board	Advisor, Daiwa Institute of Research Ltd.

Akira Uehara	Member of the Board	President, Taisho Pharmaceutical Co., Ltd.

Name	Position at the Company	Responsibility or Principal Occupation
Shigeo Matsumoto	Corporate Auditor (full-time)	-

Hiroshi Takakuta	Corporate Auditor (full-time)	-

Tsuneo Kabe	Corporate Auditor	Attorney-at-law

Shinichi Yokoyama	Corporate Auditor	President and Chief Executive Officer, Sumitomo Life Insurance Company

Muneo Shigematsu	Corporate Auditor	Member of the Board, The Seiyu, Ltd.

Notes:	1.	At the 167th Ordinary General Meeting of Shareholders held on June 22, 2005, Mr. Hiroshi Takakuta elected as Corporate Auditor.
	2.	Messrs. Toshio Morikawa and Koichi Kimura are outside directors, as stipulated in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan.
	3.	Messrs. Tsuneo Kabe, Shinich Yokoyama and Muneo Shigematsu are outside corporate auditors, as stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha.
	4.	The name of Corporate Auditor who retired during the fiscal year ended March 31, 2006, his position at the time of the retirement, and the date and reasons of his retirement are as follows:

Name	Position at the time of retirement	Date of retirement (reason)
Tatsuo Sakairi	Corporate Auditor	June 22, 2005 (resignation)

5.	On April 1, 2006, the positions and responsibilities were changed as follows:

Name	Position	Responsibility or Principal Occupation after change

Akinobu Kanasugi	Vice Chairman of the Board	Assisting the Chairman of the Board

Kaoru Yano	President	Management of execution of the Company’s business

Toshiro Kawamura	Senior Executive Vice President and Member of the Board	Assisting the operation of the solution business

Kazumasa Fujie	Senior Executive Vice President and Member of the Board	Domestic Sales Business Unit, Advertising and Export & Import Trade Control. Important matters relating to the Social Infrastructure Solutions Business Unit.

Kazuhiko Kobayashi	Executive Vice President and Member of the Board	Important matters relating to the International Business Promotion Unit. Hardware Mass-marketing Business for International markets (excluding Mobile Terminals Business Unit) and Product Technical Strategy

Shunichi Suzuki	Executive Vice President and Member of the Board	Affiliated Company. Important matters relating to the Business Development

Yasuo Matoi	Executive Vice President and Member of the Board	Important matters relating to the Accounting controller and treasury

Iwao Fuchigami	Executive Vice President and Member of the Board	Assisting the operation of the Government, Community, Financial and Carrier Solutions Business Unit and Enterprise Solutions Business Unit

Saburo Takizawa	Executive Vice President and Member of the Board	Enterprise Solutions Business Unit

Tsutomu Nakamura	Senior Vice President and Member of the Board	Intellectual Asset R&D Unit, Corporate IT and Information Systems Management. Executive General Manager, Intellectual Asset Operations Unit

Konosuke Kashima	Senior Vice President and Member of the Board	Corporate Auditing, Corporate Strategic Planning, Corporate Communications and General Affairs. Important matters relating to Human Resources Development, HR Support and Health Care Center

(ii)	Remuneration paid to Directors and Corporate Auditors during the fiscal year ended March 31, 2006

	Remuneration		Bonus		Retirement Allowance
	Number	Total Amount (in millions of yen)	Number	Total Amount (in millions of yen)	Number	Total Amount (in millions of yen)
Directors other than Outside Directors	13	399	13	187	—	—
Outside Directors	2	16	2	3	—	—
Corporate Auditors other than Outside Corporate Auditors	3	58	—	—	1	16
Outside Corporate Auditors	3	30	—	—	—	—

Total	21	504	15	190	1	16

Notes:	1.	The total number of the Corporate Auditors other than Outside Corporate Auditors who were paid remuneration includes one (1) Corporate Auditor who retired on June 22, 2005.
	2.	The maximum monthly remuneration for Directors is 65 million yen. (approved at the 153rd Ordinary General Meeting of Shareholders held on June, 27, 1991)
	3.	The maximum monthly remuneration for Corporate Auditors is 8 million yen. (approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991)
	4.	No bonuses are paid to the Corporate Auditors by the Company.

(8)	Fees Paid to the Independent Auditors

Classification	Amount (in millions of yen)
(i) The total fees that the Company and its subsidiaries shall pay to the Independent Auditors	744
(ii) The total fees that the Company and its subsidiaries shall pay to the Independent Auditors for the services stipulated in Paragraph 1, Article 2 of the Certified Public Accountants Law, out of the total amount set forth in (i) above.	708
(iii) The fees that the Company shall pay to the Independent Auditors in their role as Independent Auditors, out of the total amount set forth in (ii) above.	213

Note:	The fees set forth in (iii) include the fees for audits based on the Securities Exchange Law of Japan since there are no explicit distinction between the fees for audits based on the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha and the fees for audits based on the Securities Exchange Law of Japan in audit contracts between the Company and the Independent Auditors, and it is difficult to distinguish between these two types of fees.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

(In millions of yen)
Account	Amount
Assets

I Current assets
Cash and cash equivalents	455,932
Notes receivable, trade	16,277
Accounts receivable, trade	999,347
Allowance for doubtful notes and accounts	(18,574)
Inventories	461,095
Deferred tax assets	129,744
Prepaid expenses and other current assets	62,932

Total current assets	2,106,753

II Investments and long-term receivables
Marketable securities	197,612
Investments and advances
Affiliated companies	179,389
Other	76,458
Long-term receivables, trade	11,633

Total investments and long-term receivables	465,092

III Property, plant and equipment
Land	96,248
Buildings	725,639
Machinery and equipment	1,683,089
Construction in progress	38,345

2,543,321
Accumulated depreciation	(1,851,542)

Total property, plant and equipment	691,779

IV Other assets
Deferred tax assets	272,538
Goodwill	90,783
License fees and other intangibles	46,698
Other	222,139

Total other assets	632,158

Total assets	3,895,782

Account	Amount
Liabilities

I Current liabilities
Short-term borrowings	142,446
Current portion of long-term debt	179,934
Notes payable, trade	20,459
Accounts payable, trade	845,114
Accounts payable, other and accrued expenses	352,297
Accrued income taxes	21,773
Other current liabilities	159,227

Total current liabilities	1,721,250

II Long-term liabilities
Long-term debt	644,151
Accrued pension and severance costs	368,109
Other	70,200

Total long-term liabilities	1,082,460

Minority shareholders’ equity in consolidated subsidiaries	201,192

Commitments and contingent liabilities

Shareholders’ equity
I Common stock	337,821
Authorized — 7,500,000,000 shares
Issued — 1,995,923,384 shares
II Additional paid-in capital	500,819
III Retained earning	74,537
IV Accumulated other comprehensive income (loss)	(19,428)

893,749
V Treasury stock, at cost 2,974,331 shares	(2,869)

Total shareholders’ equity	890,880

Total liabilities and shareholders’ equity	3,895,782

CONSOLIDATED STATEMENT OF OPERATIONS

(for the fiscal year ended March 31, 2006)

		(In millions of yen)
Account		Amount
I	Sales and other income
	Net sales	4,824,929
	Interest and dividends	10,733
	Gain on sale of investments in securities, net of loss on sale and impairment	22,534
	Net foreign-exchange gain	1,008

		4,859,204

II	Costs and expenses
	Cost of sales	3,536,002
	Research and development expenses	341,293
	Selling, general and administrative	852,208
	Restructuring charges	1,681
	Settlement and compensation for damages, net	17,638
	Loss on sale or disposal of fixed assets, net	8,849
	Interest	16,422
	Other financing expenses, net	1,806

		4,775,899

III	Income from continuing operations before income taxes	83,305
IV	Provision for income taxes	98,643

V	Loss from continuing operations before minority interest, equity in earnings (losses) of affiliated companies	(15,338)
VI	Minority interest in losses of consolidated subsidiaries	(13,421)

VII	Loss from continuing operations before equity in earnings (losses) of affiliated companies	(1,917)
VIII	Equity in earnings of affiliated companies	9,467

IX	Net income from continuing operations	7,550
X	Net income from discontinued operations, net of tax	9,403

XI	Net income before cumulative effect of accounting change	16,953

XII	Cumulative effect of accounting change, net of tax	(4,816)

IX	Net income	12,137

[Principles for preparation of the consolidated balance sheet and the consolidated statement of operations]

1.	Significant accounting policies

(1)	Basis of preparation of the consolidated balance sheet and the consolidated statement of operations

Pursuant to Paragraph 1 of Article 179 of the Regulations for Enforcement of the Commercial Code of Japan, the consolidated balance sheet and the consolidated statement of operations of the Company and its consolidated subsidiaries (“NEC”) are prepared with the terms and the forms in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

Certain descriptions and notes required to be incorporated in accordance with U.S. GAAP are omitted from NEC’s consolidated balance sheet and consolidated statement of operations pursuant to the same provision of the Regulations for Enforcement of the Commercial Code of Japan.

(2)	Basis and method of valuation of inventories: Lower of cost or market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Accumulated products cost method
	Mass-produced standard products	First-in, first-out method (in most cases)

Work in process	Custom-made products	Specific cost method
	Mass-produced standard products	Average cost method

Purchased components and raw materials		First-in, first-out method (in most cases)

(3)	Basis and method of valuation of marketable securities:

The Company has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Available-for-sale securities:	Fair value method. (Unrealized gains and losses on investments in marketable securities are included in the accumulated other comprehensive income (loss). Cost of sales for marketable securities are based on the moving average cost.)

(4)	Depreciation method for fixed assets:

Property, plant and equipment: Declining-balance method (in most cases)

Intangible assets:	Straight-line method (Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs impairment tests at least once per year on intangible assets with indefinite lives which should not be amortized.)

(5)	Goodwill:

Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, the Company performs impairment tests at least once per year on goodwill which should not be amortized.

(6)	Basis of provision for allowance:

Allowance for doubtful notes and accounts:

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Accrued pension and severance costs:

Pursuant to SFAS No. 87, Employers’ Accounting for Pensions, in order to provide for pension and severance payments, accrued pension and severance costs are recognized based on the projected benefit obligation and the fair value of plan assets as of March 31, 2006.

The amounts that accrued pension and severance costs are less than the difference from (a) the accumulated benefit obligation which is the projected benefit obligation excluding assumption about future compensation levels to (b) the fair value of plan assets are provided as minimum pension liability adjustment.

Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan.

(7)	Discontinued operations:

As a result of sale of two consolidated subsidiaries, the operational results of the subsidiaries and gain on sale of the subsidiaries have been reported as net income from discontinued operations, net of tax, pursuant to SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets.

2.	Changes in accounting policies

The Company implemented FASB Interpretation No.47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No.143 (“FIN 47”) at March 31, 2006, in accordance with the fact that FIN 47 was in effect from the end of the accounting period on or after December 16, 2005. FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and requires that conditional asset retirement obligations should be recognized when incurred if their fair value can be reasonably estimated. Upon implementation of FIN 47, the Company recorded 9,663 million yen of conditional asset retirement obligations as liabilities. Also, the Company disclosed an amount charged to income as cumulative effect of accounting change, net of tax, in the consolidated statement of operations in accordance with Accounting Principles Board Opinion No.20, Accounting Changes.

3.	Comment letter from the U.S. Securities and Exchange Commission

The Company received a comment letter from the U.S. Securities and Exchange Commission (“SEC”) dated April 28, 2006 with respect to accounting policies and disclosure included in its previously filed Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and other filings following the SEC’s review of such filings made in the course of regular periodic review of filings made by SEC-registrants. The Company submitted a response letter on May 19, 2006 to the SEC.

[Notes to consolidated balance sheet]

1.	Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

2.	Pledged assets

Property, plant and equipment (book value):	13,319 million yen
Marketable securities:	38 million yen

3.	Guarantees

Affiliated company bank loans:	17,886 million yen
Employee mortgage loans:	15,885 million yen
Customer financial arrangements:	4,584 million yen
Lease - residual value guarantees:	22,715 million yen

4.	Legal proceedings

The investigation being conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”) in regard to potential antitrust violations in the U.S. dynamic random access memory (“DRAM”) industry was resolved with respect to the NEC Group by a cooperation and non-prosecution agreement with the DOJ. However, NEC Electronics America, Inc., an indirect subsidiary of NEC (“NECELAM”) is currently subject to investigations being conducted by the Attorneys General of several states in the U.S. in connection with alleged antitrust violations among the DRAM suppliers. Furthermore, NECELAM has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. NEC and NECELAM have commenced settlement negotiations with certain customers to which they sold DRAM products in the past. In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although nothing has been resolved at this time in connection with the investigations by several state Attorneys General and the European Commission, civil lawsuits or the settlement negotiations, the NEC Group has provided an accrual for the fiscal year ended March 31, 2006 in a reasonably estimated amount under current circumstances for the civil lawsuits and settlements with the customers.

[Notes to consolidated statements of operations]

1.	Net income per share

Basic:	6.05 yen
Diluted:	5.78 yen

<Reference Document>

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(For the fiscal year ended March 31, 2006)

(In millions of yen)
I Cash flows from operating activities:
Net income	12,137
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	155,499
Equity in earnings (losses) of affiliated companies, net of dividends	(8,282)
Increase in notes and accounts receivable	(82,974)
Decrease in inventories	25,616
Increase in notes and accounts payable	16,647
Other, net	118,288

Net cash provided by operating activities	236,931

II Cash flows from investing activities:
Proceeds from sales of fixed assets	69,442
Additions to fixed assets	(207,067)
Proceeds from sales of marketable securities	33,505
Purchase of marketable securities	(7,014)
Other, net	27,598

Net cash used in investing activities	(83,536)

Free cash flows ( I + II )	153,395

III Cash flows from financing activities
Net repayments of bonds and borrowings	(199,726)
Proceeds from stock issuance by subsidiaries	4,056
Dividends paid	(14,136)
Other, net	(236)

Net cash used in financing activities	(210,042)

Effect of exchange rate changes on cash and cash equivalents	9,950

Net decrease in cash and cash equivalents	(46,697)

Cash and cash equivalents at the beginning of year Cash and cash equivalents at the end of year	502,629 455,932

BALANCE SHEET

(As of March 31, 2006)

Assets

(In millions of yen)
Account	Amount
Current assets	866,107
Cash and cash equivalents	76,512
Notes receivable, trade	3,145
Accounts receivable, trade	405,315
Short-term loans	59,317
Accounts receivable, others	105,011
Allowance for doubtful accounts	(781)
Finished goods	37,817
Semifinished components and work in process	89,015
Raw materials	25,553
Deferred tax assets	45,600
Other current assets	19,599

Fixed assets	1,592,329
Property, plant and equipment	201,488
Buildings and structures	267,186
Machinery and equipment	108,513
Transportation equipment, tools, furniture and fixtures	179,444
Accumulated depreciation	(410,051)

Sub-total	145,093
Land	49,661
Construction in progress	6,734
Intangible assets	90,745
Facility rights	510
Software	87,456
Other intangible assets	2,778
Investments and other assets	1,300,095
Investments in securities	289,584
Investments in Subsidiaries	660,126
Long-term loan receivable	48,770
Prepaid pension and severance cost	162,313
Long-term prepaid expenses	18,379
Long-term deferred tax assets	125,686
Others	45,000
Allowance for doubtful accounts	(49,765)

Total assets	2,458,437

Liabilities and shareholders’ equity

Account	Amount

Liabilities

Current liabilities	995,696
Notes payable, trade	129
Accounts payable, trade	532,075
Short-term borrowings	59,813
Bonds (to be redeemed within one year)	128,998
Accounts payable, others	116,074
Accrued income taxes	390
Advance received	25,266
Deposits received	75,856
Warranty reserve	5,762
Other current liabilities	51,330
Non-current liabilities	457,889
Bonds	401,206
Long-term debts	20,569
Allowance for loss on repurchase of electronic computers	19,531
Other non-current liabilities	16,582

Total liabilities	1,453,585

Shareholders’ equity

Common stock	337,821
Capital surplus	412,357
Additional paid-in capital	412,357
Retained earning	186,781
Legal reserve	35,615
Unappropriated retained earnings	151,166
Unrealized gains on investments in securities	70,760
Treasury stock	(2,869)

Total shareholders’ equity	1,004,851

Total liabilities and shareholders’ equity	2,458,437

STATEMENT OF OPERATIONS

(for the period from April 1, 2005 to March 31, 2006)

(In millions of yen)
Account	Amount
Ordinary income and expenses
Operating income and expenses
Sales	2,370,709
Operating expenses	2,362,179
Cost of sales	1,767,206
Selling, general and administrative expenses	594,972
Operating Income	8,529
Non-operating income and expenses
Non-operating income	68,437
Interest and dividends received	64,846
Other non-operating income	3,591
Non-operating expenses	49,400
Interest expense	11,260
Other non-operating expenses	38,139
Ordinary income	27,566

Extraordinary gains and losses
Extraordinary gains	59,889
Gain on sales of investments in affiliates	30,166
Gain on sales of investments in securities	23,620
Reversal of allowance for doubtful accounts from affiliates	5,004
Gains on sales of fixed assets	1,098
Extraordinary losses	45,339
Devaluation of investments in affiliates	32,893
Provision for warranty reserve	6,460
Devaluation of investments in securities	5,986

Income before income taxes	42,116
Income taxes	(16,063)
Income taxes deferred	16,300

Net income	41,879
Retained earnings carried over from the previous period	115,268
Losses on disposal of treasury stock	2
Interim dividend paid	5,979

Unappropriated retained earnings	151,166

(Notes to balance sheet)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded.

2.	Significant accounting policies:

(1)	Basis and method of valuation of assets

(i)	Securities:

Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities	Fair value method. Unrealized gains and losses on investments in marketable securities are included in shareholders’ equity. Cost of sales for marketable securities are based on the moving average cost.

	Non-marketable securities	Moving average cost method

(ii) Derivative:	Fair value method

(iii) Inventories:	Lower-of-cost-or-market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Specific cost method
	Mass-produced standard products	First-in, first-out method

Work in process	Custom-made products	Specific cost method
	Mass-produced standard products	Average cost method

Semifinished components and raw materials		First-in, first-out method

(2)	Depreciation method for fixed assets:

(i) Property, plant and equipment:	Declining balance method

(ii) Intangible assets:	Straight-line method

The company applies the depreciation method based on the projected sales volume to software for sale, and applies the straight-line method to software for internal use based on the estimated useful life (within 5 years).

(3)	Basis of provision for allowance:

Allowance for doubtful accounts:

-	In order to provide for bad debt, allowance for ordinary receivables is provided based on past actual bad debt ratios, and allowance for bad debt is provided based on collectibility.

Accrued / prepaid pension and severance cost:

-	The Company has adopted benefit funded plans and severance indemnity plans for its employees.

In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2006. Net obligations of 166,226 million yen resulting from the adoption of applicable accounting standards have been amortized over 15 years since the 163rd Business Period, except the effects of the return of the governmental portion of benefit pension plans established under the Japanese Welfare Pension Insurance Law.

Allowance for loss on repurchase of electronic computers:

-	In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual past results.

Warranty reserve:

-	In order to be prepared for after-sales service expenses for products, an estimated amount is calculated based on the actual past results against sales.

(4)	Accounting policies on consumption taxes:

Consumption taxes are accounted for as deposits received or deposits paid.

3.	Changes in accounting policies

Changes in accounting standards for retirement benefits

-	The Company applies the “Partial Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of the Accounting Standards Board of Japan, March 16, 2005) and the “Implementation Guideline for Partial Amendments to Accounting Standards for Retirement Benefits” (Implementation Guideline No.7 of the Accounting Standards Board of Japan, March 16, 2005) from this 168th Business Period. As a result, operating income, ordinary income and income before income taxes increased in 5,831 million yen.

Changes in accounting policies for warranty reserve

-	Although the Company previously recorded after-sales service expenses for products when incurred, the Company changed, from this 168th Business Period, to the method to record such expenses as warranty reserve based on the actual past results against sales. This change was made in order to achieve a better matching of revenue and expenses and to improve financial condition because the analysis on product category basis became possible from the second half of this fiscal year. This change led the Company to post 6,460 million yen of provision for warranty reserve resulting from past sales as a extraordinary loss, and 5,762 million yen of provision for warranty reserve as selling, general and administrative expenses. As a result, operating income and ordinary income increased by 698 million yen respectively and income before income taxes decreased by 5,762 million yen when compared to the previous method.

4.	The amount of net assets as prescribed in Article 124, item 3 of the Regulations for Enforcement of the Commercial Code of Japan is 67,855 million yen.

5.	Monetary receivable from subsidiaries:

Short-term	183,813 million yen
Long-term	56,451 million yen

6.	Monetary payable to subsidiaries:

Short-term	471,773 million yen
Long-term	1,436 million yen

7.	Guarantees for loan:	35,289 million yen

	Obligations similar to guarantees:	13,215 million yen

Legal proceedings:

The investigation being conducted by the Antitrust Division of the U.S. Department of Justice (“DOJ”) in regard to potential antitrust violations in the U.S. dynamic random access memory (“DRAM”) industry was resolved with respect to the NEC Group by a cooperation and non-prosecution agreement with the DOJ. However, NEC Electronics America, Inc., an indirect subsidiary of NEC (“NECELAM”) is currently subject to investigations being conducted by the Attorneys General of several states in the U.S. in connection with alleged antitrust violations among the DRAM suppliers. Furthermore, NECELAM has been named as one of the defendants in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. NEC and NECELAM have commenced settlement negotiations with certain customers to which they sold DRAM products in the past. In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although nothing has been resolved at this time in connection with the investigations by several state Attorneys General and the European Commission, civil lawsuits or the settlement negotiations, the NEC Group has provided an accrual for the fiscal year ended March 31, 2006 in a reasonably estimated amount under current circumstances for the civil lawsuits and settlements with the customers.

8.	Others

The Company files consolidated tax return.

(Notes to statement of operations)

1.	Reported amounts are in millions of yen, and fractions less than one million yen are discarded.

2.	Transactions with subsidiaries:

Sales	278,336 million yen
Purchases	1,438,105 million yen
Transactions other than operation	14,542 million yen

3.	Net income per share: 21.11 yen

The proposed appropriation of retained earnings

(In yen)
Unappropriated retained earnings	151,166,767,345

To be appropriated as follows:
Dividends (3 yen per share)	5,978,847,159
Bonuses payable to Directors	128,400,000
Unappropriated retained earnings to be carried forward	145,059,520,186

Note: An interim dividend of 3 yen per share, totaling 5,979,447,402 yen, was paid on December 1, 2005.

Report of Independent Auditors

May 9, 2006

TO:	The Board of Directors
NEC Corporation (the “Company”)
Ernst & Young Shin Nihon
Engagement partner
		and CPA	Sadahiko Yoshimura (Seal)
Engagement partner
		and CPA	Kazuya Oki (Seal)

We have audited the financial statements, which are balance sheet, the statement of operations, the business report (accounting matters only), the proposed appropriation of retained earnings, and supplementary schedules (accounting matters only) for the 168th Business Period, from April 1, 2005 to March 31, 2006, of the Company pursuant to Paragraph 1 of Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules that we have audited are those matters derived from accounting books and records. The financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation in the financial statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Such audit procedures also include those audit procedures applied to the Company’s subsidiaries as we considered necessary in the circumstances.

As a result of the audit, our opinions are as follows:

(1)    The balance sheet and the statement of operations present fairly the Company’s financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.

As described in the notes to balance sheet, 3. Changes in accounting policies, the Company applies the “Partial Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of the Accounting Standards Board of Japan, March 16, 2005) and the “Implementation Guideline for Partial Amendments to Accounting Standards for Retirement Benefits” (Implementation Guideline No.7 of the Accounting Standards Board of Japan, March 16, 2005) from this 168th Business Period. These changes are changes in accounting policies pursuant to the commencement of implementation of accounting standards, and are fair and accurate.

As described in the notes to balance sheet, 3. Changes in accounting policies, the Company changes to the method to calculate estimated amount based on the actual past results against sales to be prepared for after-sales service expenses for products from this 168th Business Period. This change is made in order to achieve a better matching of revenue and expenses and to improve financial condition because the analysis on product category basis became possible from the second half of the fiscal year ended March 31, 2006, and is fair and accurate.

(2)    The business report (accounting matters only) presents fairly the Company’s affairs in conformity with applicable laws and the Company’s Articles of Incorporation.

(3)    The proposed appropriation of retained earnings is in conformity with applicable laws and the Articles of Incorporation.

(4)    As regards the supplementary schedules (accounting matters only), there are no matters that should be reported pursuant to the Commercial Code of Japan.

As described in the business report, major indices for the fiscal year ended March 31, 2003, fiscal year ended March 31, 2004 and fiscal year ended March 31, 2005 stated in (3)(i) Changes in the Results of Operations and the Financial Position (Consolidated) in the business report are restated in accordance with the U.S. GAAP.

In addition, subsequent event that the Company made NEC Infrontia Corporation a wholly-owned subsidiary of the Company by a stock-for-stock exchange is described in the business report.

Neither our firm nor we have an interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

REPORT OF THE BOARD OF CORPORATE AUDITORS

We, the Board of Corporate Auditors, received reports from each Corporate Auditor on the method and results of the audit concerning the performance by the Directors of their duties during the 168th Business Period from April 1, 2005 to March 31, 2006 and upon deliberation prepared this report. We hereby report as follows:

1.	Outline of audit method by Corporate Auditors

In accordance with auditing principles and auditing plans determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other meetings of importance, received reports from Directors and employees on their performance of duties, examined documents evidencing important authorizations, and inspected the operations and the state of assets at the head office and principal facilities. With respect to the Company’s subsidiaries, each Corporate Auditor received reports on operations from Directors and employees of relevant divisions and, when necessary, visited the subsidiaries to receive reports on their operations, and also inspected operations and the state of assets. Furthermore, each Corporate Auditor received a report from the Independent Auditors on their audit and reviewed the accounting documents and supplementary schedules thereof.

In addition to the auditing procedures mentioned above, each Corporate Auditor, where necessary, received report from Directors and employees in connection with (a) transactions by a Director in competition with the Company, (b) transactions between a Director and the Company in which the Director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company, and investigated the transactions in detail.

2.	Results of audit

(1)    The procedures and results of the audit conducted by Ernst & Young Shin Nihon, the Independent Auditors, are fair and appropriate.

(2)    The business report presents fairly the position of the Company in conformity with applicable laws and its Articles of Incorporation.

(3)    In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the proposed appropriation of retained earnings.

(4)    Supplementary schedules fairly presents the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.

(5)    We have found no improper acts by Directors in the performance of their duties or any material facts in connection with the performance by Directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

(6)    Upon the investigation of the Company’s subsidiaries, we have found no matters that must be reported with regard to the performance by Directors of their duties.

We also have found no breach of duties of Directors in (a) transactions by a Director in competition with the Company, (b) transactions between a Director and the Company in which the Director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

May 10, 2006

Corporate Auditor (Full-time)	Shigeo Matsumoto (Seal)
Corporate Auditor (Full-time)	Hiroshi Takakuta (Seal)
Corporate Auditor	Tsuneo Kabe (Seal)
Corporate Auditor	Shinichi Yokoyama (Seal)
Corporate Auditor	Muneo Shigematsu (Seal)

Note:	Messrs. Tsuneo Kabe, Shinichi Yokoyama and Muneo Shigematsu are outside corporate auditors, as stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha.

REFERENCE DOCUMENTS FOR THE MEETING

Proposals for the matters to be voted upon and reference matters relating to the proposals:

Proposal No. 1:	Approval of Proposed Appropriation of Retained Earnings for the 168th Business Period and Payment of Bonuses to Directors

The proposed appropriation of retained earnings for the 168th Business Period is shown in the Attachment to the Notice of the 168th Ordinary General Meeting of Shareholders.

In order to implement continuous structural reforms by adjusting to the drastically changing economic environment and other business circumstances, the Company has decided dividends on the basis of the profitability of respective business periods, estimated the business results of the subsequent business periods, the payout ratio, demand for internal reserves to be used for capital investments and other factors.

It is proposed that the year-end dividends be 3 yen per share. Accordingly, the aggregate annual amount of the dividends, including the interim dividends, for the 168th Business Period, will be 6 yen per share.

It is further proposed that 128,400,000 yen be paid to the 15 Directors holding office as of the last day of the 168th Business Period as bonuses for the 168th Business Period in view of the Results of Operations and other factors.

Proposal No. 2:	Partial Amendments to the Articles of Incorporation

    In response to the enforcement of the Company Law (Law No.86 of 2005) of Japan (the “Company Law”) and the Regulations for Enforcement of the Company Law (Regulation of Ministry of Justice No.12 of 2006) from May 1, 2006, it is proposed that the Articles of Incorporation of the Company be amended, in part, as follows:

1.	Reasons for Amendments

(1)	In order to reflect the matters that have been deemed provided for in the Articles of Incorporation of the Company by the Law for Coordination, Etc. of Relevant Laws Relating to the Enforcement of the Company Law (Law No. 87 of 2005), the provisions of Article 4 and Article 8, Paragraph 1 are proposed to be newly established and the provisions of Article 12, Paragraph 1 are proposed to be amended.

(2)	In order to clarify the rights of a shareholder holding shares less than one unit, the provisions of Article 10 are proposed to be newly established.

(3)	By so providing in the Articles of Incorporation, it may be deemed by the Company that certain information required to be included in the reference documents for a general meeting of shareholders, business report, non-consolidated financial statements and consolidated financial statements is provided to shareholders, if such information is disclosed on the Internet. Accordingly, the provisions of Article 15 are proposed to be newly established to enable the Company to make disclosure to shareholders in more flexible manner.

(4)	In order to clarify the number of proxies to be appointed by a shareholder for exercising voting rights on its behalf at a general meeting of shareholders, the provisions of Article 18 are proposed to be amended.

(5)	By so providing in the Articles of Incorporation, a proposal made by a Director in respect of the matters to be resolved by the Board of Directors may be deemed adopted by a resolution of the Board of Directors without a meeting if all Directors express their consent to such proposal in writing, or by electronic means, and no Corporate Auditors express objections thereto. Accordingly, the provisions of Article 23, Paragraph 4 are proposed to be newly established in order to increase flexibility t of the Board of Directors.

(6)	The Company is authorized to enter into a contract with its outside Directors to limit their liabilities to the Company for damages in accordance with the provisions of Article 23 of the Articles of Incorporation, which provisions were established by an approval of the 164th General Meeting of Shareholders of the Company held in June 2002. As a result of the enforcement of the Company Law, a similar contract may be entered into with outside Corporate Auditors if so provided for in the Articles of Incorporation. The Company believes that such arrangement is necessary to have capable personnel serve as outside Corporate Auditors of the Company, and proposes to newly establish relevant provisions concerning outside Corporate Auditors as Article 32. In addition, the provisions regarding the minimum amount of liabilities of outside Directors are proposed to be amended based on the current level of the remuneration and to be renumbered as Article 25.

(7)	By so providing in its Articles of Incorporation, the Board of Directors of the Company is now able to decide by its resolutions the distribution of surplus so long as the term of office of its Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year following his/her election, and the Company has independent Accounting Auditors and the Board of Corporate Auditors. In order to enable flexible payments of distribution of surplus by a resolution of the Board of Directors, the provisions of Article 34 are proposed to be newly established.

(8)	In addition to the above amendments, the amendments necessary to reflect the amendments of laws and regulations, including changes of terms and renumbering of the Articles are proposed to be made.

2.	Proposed Amendments

The Articles of Incorporation of the Company are proposed to be amended as follows:

(Underlined are the amended parts)
Current Text	Proposed Amendment

CHAPTER I GENERAL PROVISIONS

Article 1. (Trade Name)

The Company is called Nippon Denki Kabushiki Kaisha, whose English expression shall be NEC Corporation.	[Not amended]

Article 2. (Object)

The object of the Company is to carry on the following businesses:

1. To manufacture, sell or otherwise dispose of, telecommunications equipment, machinery and instruments, electronic computers and other electronics application equipment, machinery and instruments, electrical equipment, machinery and instruments, and all kinds of equipment, machinery, instruments and systems related to electricity;

2. To manufacture, sell or otherwise dispose of, nuclear energy machinery and instruments, aircraft machinery and instruments, medical machinery and instruments, measuring instruments and all equipment, machinery, instruments and systems other than those mentioned in item 1 above;

3. To manufacture, sell or otherwise dispose of, electron tubes, semiconductor devices, integrated circuits and all parts and materials for use in or in connection with any equipment, machinery and instruments mentioned in any of the preceding items;

4. To provide telecommunications, data base, and other information services;

5. To provide mail order, money collection, travel agency, non-life insurance agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks;

6. To contract for construction work;

7. To engage in any and all activities requisite to the promotion, handling, and carrying out of the businesses mentioned in any of the preceding items; and

8. To invest in businesses mentioned in any of the preceding items which businesses are under the administration of others.

[Not amended]

Article 3. (Location of Principal Office)

The Principal Office of the Company shall be located in Minato-ku, Tokyo.	[Not amended]

Current Text	Proposed Amendment

Article 4. (Corporate Organization)

[New Article]	In addition to general meetings of shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditors.

Article 4. (Method of Giving Public Notices)	Article 5. (Method of Giving Public Notices)

Public notices of the Company shall be given by means of electronic public notices, provided, however, that in cases where an electronic public notice is impracticable due to an accident or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shimbun published in Tokyo Metropolis.

The method of giving public notices of the Company shall be electronic public notices, provided, however, that in cases where an electronic public notice is impracticable due to an accident or other unavoidable reasons, the Company shall give its public notices in the Nihon Keizai Shimbun published in Tokyo Metropolis.

CHAPTER II SHARES

Article 5. (Total Number of Shares Authorized to Be Issued)	Article 6. (Total Number of Shares Authorized to Be Issued)

The total number of shares authorized to be issued by the Company shall be seven billion and five hundred million (7,500,000,000).	[This Article is proposed to be amended to reflect the change of a term in Japanese. No modification of English translation of this Article is necessary.]

Article 6. (Acquisition of Own Shares)

The Company may purchase its own shares by a resolution of the Board of Directors in accordance with the provision of Item 2 of Paragraph 1, Article 211-3 of the Commercial Code of Japan.	[Deleted]

Article 7. (Number of Shares Constituting One Unit of Shares)	Article 7. (Number of Shares Constituting One Unit of Shares)

1. The number of shares constituting one unit of shares of the Company shall be one thousand (1,000).

2. The Company shall not issue share certificates with respect to any number of shares constituting less than one unit (herein called “shares less than one unit”).

The number of shares constituting one unit of shares of the Company shall be one thousand (1,000). [Deleted]

Article 8. (Issuance of Share Certificates)

[New Article]

1. The Company shall issue share certificates representing its issued shares.

2. Notwithstanding the provision of the preceding paragraph, the Company shall not issue any certificates for shares constituting less than one full unit, except as provided for in the Share Handling Regulations of the Company.

Current Text	Proposed Amendment

Article 8. (Purchase by a Shareholder of Shares Less Than One Unit)	Article 9. (Request by a Shareholder for Sale of Shares Less Than One Unit)

A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) who holds shares less than one unit may request the Company to sell to him/her such number of shares as, together with the shares less than one unit held by him/her, would constitute one unit of shares.

[This Article is proposed be amended to reflect the changes of the terms in Japanese. No modification of English translation of this Article is necessary.]

Article 10. (Rights of Shareholders Holding Shares Less Than One Unit)

[New Article]

A shareholder of the Company who holds shares less than one unit may not exercise any rights, except for the following rights, with respect to the shares less than one unit held by him/her:

(1) The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;

(2) The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held; and

(3) The right to request the sale of shares less than one unit provided for in the preceding Article.

Article 9. (Share Handling Regulations, etc.)	Article 11. (Share Handling Regulations, etc.)

1. The denominations of share certificates, entry of a change in the name of a shareholder, registration of the creation of a pledge, manifestation of a trust, purchase and sale of shares less than one unit, reissuance of a share certificate, and any other procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors.

1. Requests and notices by shareholders pursuant to the relevant laws and regulations, and procedures relating to shares as well as fees therefor, shall be governed by the Share Handling Regulations established by the Board of Directors, as well as the relevant laws and regulations or these Articles of Incorporation.

2. The procedures for inspection and transcription of the Company’s documents and delivery of a certified copy or an extract copy thereof as well as fees therefor shall be governed by handling regulations established by the Board of Directors.

[Not amended]

Current Text	Proposed Amendment

Article 10. (Transfer Agent)	Article 12. (Administrator of shareholders’ register)

1. The Company shall appoint a Transfer Agent for shares.

2. The Transfer Agent and its office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with regard thereto.

3. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable) and the Register of Lost Share Certificates of the Company shall be kept at the office of the Transfer Agent, and the Transfer Agent shall handle the entry of a change in the name of a shareholder, purchase and sale of shares less than one unit and any other business relating to shares, no such businesses being handled by the Company.

1. The Company shall appoint an Administrator of Shareholders’ Register of the Company.

2. The Administrator of Shareholders’ Register and its office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with regard thereto.

3. The Administrator of Shareholders’ Register shall prepare and maintain the Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same interpretation being applicable), the Register of Stock Acquisition Rights and the Register of Lost Share Certificates of the Company, and shall handle other business pertaining to the Register of Shareholders, the Register of Stock Acquisition Rights and the Register of Lost Share Certificates, and no such businesses shall be handled by the Company.

Article 11. (Record Date)

1. The shareholders recorded in the last Register of Shareholders as of the last day of each business period shall be deemed the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for that business period.

2. By a resolution of the Board of Directors a record date may be set whenever necessary in addition to the record date in the preceding paragraph, provided an advance public notice shall be given thereof.

[Deleted]

CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS

Article 12. (Convocation)	Article 13. (Convocation)

1. An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.	[Not amended]

2. A general meeting of shareholders shall be convened by a Representative Director who is appointed by the Board of Directors pursuant to a resolution of the Board of Directors unless otherwise provided by law or ordinance, and, in cases where he/she is unable to act, the meeting shall be convened by another Representative Director in accordance with an order previously determined by the Board of Directors.

[Not amended]

Current Text	Proposed Amendment

Article 14. (Record Date for Ordinary General Meetings of Shareholders)

[New Article]	The record date for voting rights at the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

Article 15. (Disclosure of Reference Documents, Etc. on the Internet)

[New Article]

In convening a general meeting of shareholders, it shall be deemed that the Company has provided shareholders with the information required to be described or shown in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements when such information is disclosed on the Internet in accordance with the relevant laws and regulations.

Article 13. (Chairman)	Article 16. (Chairman)

The chairmanship of the general meeting of shareholders shall be assumed by a Representative Director who is appointed by the Board of Directors, and, in cases where he/she is unable to act, it shall be assumed by another Representative Director in accordance with an order previously determined by the Board of Directors.

[Not amended]

Article 14. (Requirements for Resolution)	Article 17. (Requirements for Resolution)

1. The ordinary resolutions of general meetings of shareholders shall be adopted by a majority of votes of shareholders present.

2. The resolutions of general meetings of shareholders provided for in Paragraph 1, Article 343 of the Commercial Code of Japan shall be adopted by not less than two-thirds of votes of shareholders present at a general meeting at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.

[Not amended]

2. The resolutions of general meetings of shareholders provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds of votes of shareholders present at a general meeting of shareholders, at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

Article 15. (Exercise of Voting Rights by Proxy)	Article 18. (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by a proxy, who shall be a shareholder of the Company with the right to vote, provided that such proxy must file with the Company a document establishing his/her power of representation.

A shareholder may exercise his/her voting rights by one proxy, who shall be a shareholder of the Company with the right to vote, provided that such proxy must file with the Company a document establishing his/her power of representation in each case and in advance of the relevant general meeting of shareholders.

Current Text	Proposed Amendment

Article 16. (Minutes)

1. The summary of proceedings and results of each general meeting of shareholders shall be recorded in the minutes, which shall be signed by the chairman and the Directors present.

2. The original of the minutes mentioned in the preceding paragraph shall be kept at the Principal Office of the Company for ten years, and a certified copy thereof shall be kept at each branch office of the Company for five years.

[Deleted]

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS

Article 17. (Number)	Article 19. (Number)

The Company shall have Directors not exceeding twenty in number.	[Not amended]

Article 18. (Election)	Article 20. (Election)

1. A resolution electing Directors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.	1. A resolution electing Directors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

2. No cumulative voting shall be used for the resolution mentioned in the preceding paragraph.	[Not amended]

Article 19. (Term of Office)	Article 21. (Term of Office)

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period taking place within one year following his/her assumption of office.

The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one year following his/her election.

Article 20. (Representative Director)	Article 22. (Representative Director)

The Director(s) who represent the Company shall be nominated by a resolution of the Board of Directors.	[Not amended]

Current Text	Proposed Amendment

Article 21. (Board of Directors)	Article 23. (Board of Directors)

1. The Board of Directors shall make decision on the management of the affairs of the Company in accordance with the provisions of applicable law or ordinance and of these Articles of Incorporation.	[Not amended]

2. In addition to the provisions of applicable law or ordinance and of these Articles of Incorporation, the Rules of the Board of Directors established by the Board of Directors shall apply to matters relating to the Board of Directors.	[Not amended]

3. In convening a meeting of the Board of Directors, notice shall be issued to each Director and each Corporate Auditor at least three days before the meeting date. Provided, however, in case of an urgency, this period may be shortened.	[This Paragraph is proposed to be amended to make partial modifications of terms in Japanese. No modification of English translation of this Paragraph is necessary.]

[New Paragraph]

4. In cases where a Director proposes a matter to be resolved by the Board of Directors, it shall be deemed that such matter is adopted by a resolution of the Board of Directors if all Directors who may participate in such resolution express their consent to such matter in writing or by electronic means and no Corporate Auditors express objections thereto.

Article 22. (Remuneration and Retirement Allowances)	Article 24. (Remuneration, Etc.)

Remuneration and retirement allowances for Directors shall be fixed by a resolution of a general meeting of shareholders.

Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, Etc.”) to Directors shall be fixed by a resolution of a general meeting of shareholders.

Article 23. (Liabilities Limitation Contract with Outside Directors)	Article 25. (Liabilities Limitation Contract with Outside Directors)

The Company may enter into a contract with its outside Directors to limit their liabilities to the Company for the damages arising from actions stipulated in Item 5 of Paragraph 1, Article 266 of the Commercial Code of Japan to the higher of either (i) the amount to be fixed which is not less than 15 million yen or (ii) the amount stipulated by the Commercial Code of Japan, provided that they shall act in good faith and without gross negligence.

The Company may enter into a contract with its outside Directors to limit their liabilities to the Company for the damages referred to in Article 423, Paragraph 1 of the Company Law to the higher of either (i) the amount to be fixed which is not less than twenty million yen (20,000,000 yen) or (ii) the amount stipulated by the relevant laws and regulations, provided that they shall act in good faith and without gross negligence.

Current Text	Proposed Amendment

CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 24. (Number)	Article 26. (Number)

The Company shall have Corporate Auditors not exceeding five in number.	[Not amended]

Article 25. (Election)	Article 27. (Election)

A resolution electing Corporate Auditors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.

A resolution electing Corporate Auditors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of shareholders entitled to exercise their voting rights are present.

Article 26. (Term of Office)	Article 28. (Term of Office)

The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders to settle the accounts for the last business period taking place within four years following his/her assumption of office.

The term of office of a Corporate Auditor shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four years following his/her election.

Article 27. (Full-time Corporate Auditor)	Article 29. (Full-time Corporate Auditor)

Corporate Auditors shall appoint from among themselves one or more full-time Corporate Auditors.	The Board of Corporate Auditors shall appoint one or more full-time Corporate Auditors by its resolution.

Article 28. (Board of Corporate Auditors)	Article 30. (Board of Corporate Auditors)

1. The Board of Corporate Auditors shall make decisions on the matters relating to the performance of duties of a Corporate Auditor in accordance with the provisions of applicable law or ordinance and of these Articles of Incorporation. Provided, however, the Board of Corporate Auditors shall not prevent a Corporate Auditor from exercising his/her powers.	[This Paragraph is proposed to be amended to make partial modifications of terms in Japanese. No modification of English translation of this Paragraph is necessary.]

2. In addition to the provisions of applicable law or ordinance and of these Articles of Incorporation, the Rules of the Board of Corporate Auditors established by the Board of Corporate Auditors shall apply to matters relating to the Board of Corporate Auditors.	[Not amended]

3. In convening a meeting of the Board of Corporate Auditors, notice shall be issued to each Corporate Auditor at least three days before the meeting date. Provided, however, in case of an urgency, this period may be shortened.

[This Paragraph is proposed to be amended to make partial modifications of the terms in Japanese. No modification of English translation of this Paragraph is necessary.]

Current Text	Proposed Amendment

Article 29. (Remuneration and Retirement Allowances)	Article 31. (Remuneration, Etc.)

Remuneration and retirement allowances for Corporate Auditors shall be fixed by a resolution of a general meeting of shareholders.	Remuneration, Etc. for Corporate Auditors shall be fixed by a resolution of a general meeting of shareholders.

Article 32. (Liabilities Limitation Contract with Outside Corporate Auditors)

[New Article]

The Company may enter into a contract with its outside Corporate Auditors to limit their liabilities to the Company for the damages referred to in Article 423, Paragraph 1 of the Company Law to the higher of either (i) the amount to be fixed which is not less than twenty million yen (20,000,000 yen) or (ii) the amount stipulated by the relevant laws and regulations, provided that they shall act in good faith and without gross negligence.

CHAPTER VI ACCOUNTS

Article 30. (Settlement of Accounts)	Article 33. (Business Year)

The Company’s business period shall be from April 1st of each year to March 31st of the ensuing year, and its accounts shall be settled at the end of each business period.	The Company’s business year shall be from April 1st of each year to March 31st of the ensuing year.

Article 31. (Dividends)	Article 34. (Organization to Determine Distribution of Surplus and Other Matters)

Dividends shall be paid to the shareholders or registered pledgees recorded in the last Register of Shareholders as of the last day of each business period.

Unless otherwise provided by laws and regulations, the Company may determine matters concerning distribution of surplus, acquisition of the Company’s own shares and other matters provided for in each item of Article 459, Paragraph 1 of the Company Law by a resolution of the Board of Directors.

Article 32. (Interim Dividends)	Article 35. (Record Date for Distribution of Surplus)

The Company may by a resolution of the Board of Directors make cash distribution provided for in Article 293-5 of the Commercial Code of Japan (herein called “interim dividends”) to the shareholders and registered pledgees recorded in the last Register of Shareholders as of September 30th of each year.

1. The record date for year-end distribution of surplus is March 31 of each year. 2. The record date for interim distribution of surplus is September 30 of each year.

Current Text	Proposed Amendment

Article 33. (Conversion of Convertible Debentures and Dividends Thereon)

The first dividends or interim dividends to be paid on the shares of stock issued upon conversion of a convertible debenture shall be paid as if the conversion were made on April 1st where the conversion is requested during the period from April 1st to September 30th, or on October 1st where the conversion is requested during the period from October 1st to March 31st of the ensuing year, as the case may be.

Article 36. (Conversion of Convertible Debentures and Dividends Thereon)

The distribution of surplus to be paid on the shares of stock issued upon conversion of a convertible debenture shall be paid as if the conversion were made on April 1st where the conversion is requested during the period from April 1st to September 30th, or on October 1st where the conversion is requested during the period from October 1st to March 31st of the ensuing year, as the case may be.

Article 34. (Limitation of Payment Period)

In cases where dividends or interim dividends shall remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exonerated from the responsibility of payment thereof.

Article 37. (Limitation of Payment Period)

In cases where distribution of surplus shall remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exonerated from the responsibility of payment thereof.

Supplementary Provisions

Article 1.

In the case where all convertible debentures issued by the Company not later than March 31st, 2002 are either converted or redeemed, Article 33 along with this provision shall be deleted, and Article 34 shall be renumbered as Article 33.

Supplementary Provisions

Article 1.

In the case where all convertible debentures issued by the Company not later than March 31st, 2002 are either converted or redeemed, Article 36 along with this provision shall be deleted, and Article 37 shall be renumbered as Article 36.

Proposal No. 3:	Election of Fifteen Directors

Upon the close of the Meeting, the term of office as Director of all fifteen Directors will expire. Accordingly, it is proposed that fifteen Directors be elected.

The candidates are as follows:

Name (Date of Birth)	Brief Employment History, Representative Status in Other Companies or Entities, and Current Position as Director of the Company		Number of the Company’s Shares Held

1. Hajime Sasaki (April 6, 1936)	April 1961 June 1988 June 1991 June 1994 June 1996	Joined the Company Member of the Board Senior Vice President and Member of the Board Executive Vice President and Member of the Board Senior Executive Vice President and Member of the Board (Representative Director)	45,891
	March 1999	Chairman of the Board (Representative Director) (to present)

2. Akinobu Kanasugi (April 17, 1941)	July 1967 June 1995 June 1999 April 2000	Joined the Company Member of the Board Senior Vice President and Member of the Board Senior Vice President and Member of the Board, Company President of NEC Solutions	40,639
	June 2000	Executive Vice President and Member of the Board, Company President of NEC Solutions
	March 2003	President (Representative Director), Company President of NEC Solutions
	April 2003	President (Representative Director)
	April 2006	Vice Chairman of the Board (to present)

3. Kaoru Yano (February 23, 1944)	April 1966 June 1995 June 1999 December 2000	Joined the Company Member of the Board Senior Vice President and Member of the Board Senior Vice President and Member of the Board, Company Deputy President of NEC Networks	14,000
	April 2002	Senior Vice President and Member of the Board, Company President of NEC Networks
	October 2002	Executive Vice President and Member of the Board, Company President of NEC Networks
	April 2003	Executive Vice President and Member of the Board
	June 2004	Senior Executive Vice President and Member of the Board (Representative Director)
	April 2006	President (Representative Director) (to present)

Name (Date of Birth)	Brief Employment History, Representative Status in Other Companies or Entities, and Current Position as Director of the Company		Number of the Company’s Shares Held

4. Kazumasa Fujie (July 18, 1944)	April 1967 June 1998 April 2000 April 2002	Joined the Company Member of the Board Resigned as Director, Senior Vice President Senior Vice President, Company Deputy President of NEC Networks	10,000
	April 2003	Senior Vice President
	June 2003	Senior Vice President and Member of the Board
	April 2005	Executive Vice President and Member of the Board
	April 2006	Senior Executive Vice President and Member of the Board (Representative Director) (to present)

5. Kazuhiko Kobayashi (December 30, 1943)	April 1967 July 1993	Joined the Company General Manager, Workstation and Server Division, 2nd Computers Business Unit	10,000
	June 1997	Member of the Board
	April 2000 September 2000	Resigned as Director, Senior Vice President Senior Vice President, Executive General Manager, Computers Storage Products Operations Unit, NEC Solutions
	November 2001	Senior Vice President
	April 2002	Senior Vice President, Company Deputy President of NEC Solutions
	April 2003 July 2003 June 2004 April 2005	Senior Vice President Executive Vice President Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

6. Shunichi Suzuki (February 20, 1945)	April 1967 February 1996 July 1999 April 2000	Joined the Company General Manager, Affiliates and Auditing Division Vice President Associate Senior Vice President, General Manager, Office for the Promotion of Management Innovation, General Manager, Corporate Strategic Planning & Business Development Division	12,367
	June 2002	Senior Vice President and Member of the Board, General Manager, Office for the Promotion of Management Innovation, General Manager, Corporate Strategic Planning & Business Development Division
	October 2002	Senior Vice President and Member of the Board, General Manager, Corporate Strategic Planning & Business Development Division
	April 2003 April 2005	Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

Name (Date of Birth)	Brief Employment History, Representative Status in Other Companies or Entities, and Current Position as Director of the Company		Number of the Company’s Shares Held

7. Yasuo Matoi (December 26, 1944)	April 1968 June 1996 June 2001	Joined the Company General Manager, 1st Controller Division Associate Senior Vice President, General Manager, Corporate Finance & Controller Division	11,058
	October 2002 April 2004 June 2004 April 2006	Associate Senior Vice President Senior Vice President Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

8. Saburo Takizawa (February 27, 1948)	April 1970 June 2001	Joined the Company Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions	7,000
	April 2002	Associate Senior Vice President, Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions
	April 2003	Associate Senior Vice President, Executive General Manager, Broadband Solutions Operations Unit
	April 2004 June 2004 April 2006	Senior Vice President Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

9. Tsutomu Nakamura (June 12, 1948)	April 1971 April 2000	Joined the Company Senior General Manager, Mobile Terminals Operations Unit, NEC Networks	8,000
	June 2000	Associate Senior Vice President, Executive General Manager, Mobile Terminals Operations Unit, NEC Networks
	April 2002	Senior Vice President, Company Deputy President of NEC Networks
	June 2002	Senior Vice President and Member of the Board, Company Deputy President of NEC Networks
	April 2003 April 2006	Senior Vice President and Member of the Board Senior Vice President and Member of the Board, Executive General Manager, Intellectual Asset Operations Unit (to present)

Name (Date of Birth)	Brief Employment History, Representative Status in Other Companies or Entities, and Current Position as Director of the Company		Number of the Company’s Shares Held

10. Konosuke Kashima (January 30,1946)	April 1969 October 1998 April 2000	Joined the Company General Manager, C&C Systems Group Planning Division Associate Senior Vice President, General Manager, Company Planning Office, NEC Solutions	7,000
	October 2002	Senior Vice President, General Manager, Company Planning Office, NEC Solutions
	April 2003	Senior Vice President, General Manager, Corporate Planning Division
	April 2004	Senior Vice President
	June 2004	Senior Vice President and Member of the Board (to present)

11. Toshio Morikawa (March 3, 1933)	April 1955	Joined the Sumitomo Bank, Limited (now the Sumitomo Mitsui Banking Corporation, the “Bank”)	2,000
June 1980 February 1984 October 1985 October 1990 June 1993 June 1997 June 2000 March 2001 June 2002 March 2005

Director of the Bank

Managing Director of the Bank

Senior Managing Director of the Bank

Deputy President of the Bank

President of the Bank

Chairman of the Board of the Bank

Member of the Board of the Company (to present)

Counselor of the Bank

Advisor (Tokubetsu Komon) of the Bank

Advisor (Meiyo Komon) of the Bank (to present)

12. Akira Uehara	April 1966	Joined the Company	2,000
(April 5, 1941)	March 1977	Left the Company
	April 1977	Joined the Taisho Pharmaceutical Co., Ltd. (“Taisho-Seiyaku”)
	June 1977	Executive Director of Taisho-Seiyaku
	June 1978	Senior Managing Director of Taisho-Seiyaku
	June 1981	Deputy President of Taisho-Seiyaku
	June 1982	President of Taisho-Seiyaku (to present)
	June 2002	Member of the Board of the Company (to present)

Representative Status in Other Companies or Entities: President, Taisho Pharmaceutical Co., Ltd.

13. Masatoshi Aizawa (September 20, 1946)	June 1972 May 2001	Joined the Company Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions	4,637
	April 2002	Associate Senior Vice President, Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions
	April 2003	Associate Senior Vice President
	April 2004	Senior Vice President
	April 2006	Executive Vice President (to present)

Name (Date of Birth)	Brief Employment History, Representative Status in Other Companies or Entities, and Current Position as Director of the Company		Number of the Company’s Shares Held

14. Yoshinari Hara (April 3, 1943)	April 1967 June 1991 September 1995 October 1997 April 1999	Joined Daiwa Securities Co., Ltd. (“Daiwa Securities”) Director of Daiwa Securities Managing Director of Daiwa Securities President of Daiwa Securities President & CEO, Daiwa Securities Group Inc., President of Daiwa Securities	0
	June 2004	Chairman of the Board, Daiwa Securities Group Inc. (to present)

15. Sawako Nohara (January 16, 1958)	December 1988 May 1995 July 1995 April 1996 July 1998	Joined Living Science Institute Left Living Science Institute Joined InfoCom Research, Inc. Senior Researcher of InfoCom Research, Inc. Head of the E-Commerce Business Development Group of InfoCom Research, Inc.	0
	December 2000	Left InfoCom Research, Inc., Director of IPSe Marketing, Inc.
	December 2001	President of IPSe Marketing, Inc. (to present)

	Representative Status in Other Companies or Entities: President of IPSe Marketing, Inc.

Note:	1.	The Company has continuing business relationship with Taisho-Seiyaku, such as sales of the Company’s products and provision of the Company’s services.
	2.	The Company has business relationship with IPSe Marketing, Inc., to which the Company subcontracts marketability research on the Company’s new business.
	3.	Messrs. Toshio Morikawa and Yoshinari Hara and Ms. Sawako Nohara are candidates for outside directors, as stipulated in item 15, Article 2 of the Company Law.
	4.	Current position as Director of the Company of each candidate who is a current Director of the Company is as described in 2 (7) (i) “Name, Position at the Company and Responsibility or Principal Occupation of Directors and Corporate Auditors” of Business Report contained in the Attachment of this Notice.

Proposal No. 4:     Election of One Corporate Auditor

Upon the close of the Meeting, Mr. Tsuneo Kabe will resign as a Corporate Auditor. It is proposed that one Corporate Auditor be elected. The consent of the Board of Corporate Auditors for this Proposal has been obtained.

The candidate is as follows:

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held

Tatsuzo Homma (March 21, 1936)	April 1965 April 1983 April 1990 September 1992 December 1994 September 1995 December 1996 March 1997 March 2006 April 2006	Public Prosecutor, Tokyo District Public Prosecutors Office Director of Legal Department, Japan National Railways Deputy Director of Immigration Bureau, Ministry of Justice Public Prosecutor, Supreme Public Prosecutors Office Director General of Probation Bureau, Ministry of Justice Attorney General of Yokohama District Public Prosecutors Office Resigned from Public Prosecutors Office Appointed as a Notary, attached to Tokyo Legal Affairs Bureau Retired from Notary Office Registered as an Attorney (to present)	0

Note:	Mr. Tatsuzo Homma is a candidate for outside corporate auditor, as stipulated in item 16, Article 2 of the Company Law.

Proposal No. 5:	Issuance of Stock Acquisition Rights (the “Rights”) with Specially Favorable Conditions for the Purpose of Granting Stock Options

Pursuant to Articles 236 and 238 of the Company Law, it is proposed that the Company issue the Rights without cash payment in exchange therefor for the purpose of granting stock options as follows:

1	Reason for the necessity of the offering of the Rights with specially favorable conditions

With a view to promoting management highly conscious of shareholder value and to enhancing motivation to improve the business results of the Company and its group companies (“NEC Group”), the Company will offer the Rights to the Eligible Persons (as defined in item 2 below) for the purpose of granting stock options. Since the Rights are to be offered as stock options, no cash payment shall be required for such Rights. The amount to be paid upon exercise of the Rights shall be decided on the basis of the market price of the Company shares as of the date of allotment of the Rights (as defined in item 6 below).

2	Persons to whom the Rights will be allotted (the “Eligible Person(s)”)

Directors, Corporate Officers, Executive General Managers, employees having responsibilities equivalent to those of Corporate Officers or Executive General Managers of the Company, and full-time presidents of the Company’s Japanese subsidiaries (excluding companies whose stocks are listed and their subsidiaries) that are important to the NEC Group’s business strategy, who will be in office as of the date of allotment of the Rights.

3	Terms on the Rights

Terms on the Rights are as follows:

(1)	Total number of shares to be issued or transferred upon exercise of the Rights

No more than 350,000 shares of the Company’s common stock will be issued or transferred to the Eligible Persons to whom the Rights are allotted (the “Holder(s)”), provided that, upon exercise of the Rights, 1,000 shares per Right shall be issued or transferred. In the event that the Company splits or consolidates its shares of common stock (“stock split or consolidation”), the number of shares to be issued or transferred upon exercise of the Rights not yet exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fractional shares resulting from the adjustment being discarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of stock split or consolidation

(2)	Amount to be paid upon exercise of the Rights

The price to be paid in or contributed per share upon exercise of each of the Rights (the “Exercise Price”) shall be equal to the price obtained by multiplying 1.05 by the average of the closing prices in regular transactions of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Rights are allotted, with fractional amounts of less than one yen resulting from the calculation being rounded up to one yen; provided that, if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date of allotment of the Rights, such closing price shall become the Exercise Price.

In the event that the Company issues new shares or transfers treasury shares at less than the Market Price (excluding issuance or transfer of shares upon the conversion of convertible bonds provided in Article 341-2 of the Commercial Code of Japan before its amendment effective as of April 1, 2002, the exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 of the Commercial Code of Japan before its amendment effective as of October 1, 2001 and the exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment being rounded up to one yen.

In the above paragraph, “Market Price” means the average of closing prices in regular transactions of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during 30 trading days starting 45 trading days before the payment date (or the first day of the payment period, if the Company stipulates a payment period) for the shares to be issued or treasury shares to be transferred by the Company.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	Number of shares outstanding	+	Number of new shares to be issued	x	Amount to be paid per share
Market Price per share
				Number of shares outstanding		+	Number of new shares to be issued

In the above formula, (i) “Number of shares outstanding” means the total number of shares issued by the Company less the total number of its treasury shares, and (ii) “Number of new shares to be issued” shall be read as “Number of treasury shares to be transferred” in case of transfer of treasury shares.

In the event of a stock split or consolidation after the issuance of the Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment being rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of stock split or consolidation

In case where it is necessary for the Company to adjust the Exercise Price due to an unavoidable reason, such as in the case of a reduction of stated capital, merger and company split, the Exercise Price will be adjusted to the extent reasonably necessary, taking into accounts the terms of the reduction of stated capital, merger and company split, etc.

(3)	Period in which the Holder(s) can exercise the Rights (the “Exercise Period of the Rights”)

From July 1, 2008 to June 30, 2012

Notwithstanding the foregoing, if a Holder ceases to hold any of the positions of Directors, Corporate Officers or employees of the Company or its subsidiaries (excluding companies whose stocks are listed and their subsidiaries) during the Exercise Period of the Rights, such Holder may exercise its Rights only for a period of one year after leaving such position, but not later than the end of the Exercise Period. Furthermore, if a Holder leaves such position on or before June 30, 2008, such Holder may exercise its Rights only for a period of one year from July 1, 2008.

(4)	Conditions of exercising the Rights

(i)	Successors or heirs of the Holders shall not exercise the Rights.

(ii)	The exercise of a fraction of a Right shall not be permitted.

(iii)	The Holders may no longer exercise the Rights in the following events:

(a)	If an agreement for merger with another company, pursuant to which the Company will be dissolved, is approved at a shareholders meeting of the Company;

(b)	If an agreement for stock-for-stock exchange or stock transfer, pursuant to which the Company becomes a wholly-owned subsidiary of another company, is approved at a shareholders meeting of the Company; or

(c)	Otherwise as provided in the contract to be entered into between the Company and each of the Holders pursuant to the resolutions of this General Meeting and the Board of Directors to be adopted thereafter.

(5)	Amount of stated capital and capital surplus to be increased in case of issuance of new shares upon exercise of the Rights

(i)	The amount of stated capital to be increased in case of issuance of new shares upon exercise of the Rights, shall be calculated by the following formula, with fractional amounts of less than one yen resulting from the calculation being rounded up to one yen.

Amount of stated capital to be increased

=	Exercise Price of the Rights x Number of the Rights to be exercised x 1,000 + Fair Value of each Right x Number of the Rights to be exercised
2

“Fair Value of each Right” means the fair value of each of the Rights to be calculated by the “Black-Scholes Option Pricing Model,” which is a standard model to calculate a fair value of an option, by use of such factors as the risk-free interest rate, and stock price of the Company as of the date of the allotment of the Rights.

(ii)	The amount of capital surplus to be increased in the case of (i) above shall be calculated by the formula shown below.

Amount of capital surplus to be increased

=	(Exercise Price x Number of the Rights to be exercised x 1,000
+ Fair Value of each Right x Number of the Rights to be exercised)
- Amount of stated capital to be increased as calculated in (i) above

(6)	Limitation on transfer of the Rights

Any acquisition of the Rights by assignment shall be approved by the Board of Directors of the Company.

4.	Number of the Rights to be issued

No more than 350

5.	Necessity of any cash payment in exchange for the Rights

No cash payment will be required in exchange for the Rights.

6.	Date of allotment of the Rights

July 10, 2006

7.	Terms of the remuneration of the Directors of the Company in respect of the Rights to be allotted to the Directors

Amount of the Rights to be allotted to the Directors of the Company shall be the amount obtained by multiplying the Fair Value of each Right calculated as of the date of allotment by the total number of the Rights (no more than 88) to be allotted to the Directors of the Company (no more than 15) holding office as of the date of allotment of the Rights.

Proposal No. 6:	Presentation of Retirement Allowances to retiring Directors and Corporate Auditor and Payment of Retirement Allowances incidental to the Abolishment of Retirement Allowance System for Directors and Corporate Auditors

At the close of the Meeting, Messrs. Toshiro Kawamura, Iwao Fuchigami and Koichi Kimura will resign as Directors due to the expiration of their terms of office. At the same time, Mr. Tsuneo Kabe will resign as a Corporate Auditor before the expiration of his term of office. It is proposed that reasonable retirement allowances be paid to the above three resigning Directors and one resigning Corporate Auditor according to the rules of the Company, in recognition of their services to the Company during their terms of office as Directors or a Corporate Auditor. It is, further proposed that the Board of Directors, in case of the resigning Directors, and Corporate Auditors then in office, in case of the resigning Corporate Auditor, be authorized to deliberate and decide the amount, timing, method of payment and other details relating to the retirement allowances to be paid to the retiring Directors and Corporate Auditor.

The brief employment histories of the retiring Directors and the retiring Corporate Auditor at the Company are as follows:

Name	Brief Employment History at the Company

Toshiro Kawamura	June 2001 April 2003 June 2004	Senior Vice President and Member of the Board Executive Vice President and Member of the Board Representative Director, Senior Executive Vice President and Member of the Board (to present)

Iwao Fuchigami	June 2004 April 2006	Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

Koichi Kimura	June 2001	Member of the Board (to present)

Tsuneo Kabe	June 2001	Corporate Auditor (to present)

In addition, at the meeting of the Board of Directors held on May 11, 2006, the Company resolved to abolish the retirement allowance system for Directors and Corporate Auditors at the close of the Meeting. Pursuant to the resolution, it is proposed that reasonable retirement allowances be paid to twelve Directors reelected subject to the approval of Proposal No.3 at the Meeting and four Corporate Auditors in office, according to the rules of the Company, in recognition of their services to the Company during their terms of office as Directors or Corporate Auditors up to the close of the Meeting, and the payment of such retirement allowances be made at the time of the retirement of each Director or Corporate Auditor mentioned above.

It is, further proposed that the Board of Directors, in case of the retiring Directors, and Corporate Auditors then in office, in case of the retiring Corporate Auditors, be authorized to deliberate and decide the amount, method of payment and other details relating to the retirement allowances to be paid to the Directors and Corporate Auditors.

The brief employment histories at the Company of the Directors and the Corporate Auditors who should be entitled to the payment of the retirement allowances incidental to the abolishment of the retirement allowance system are as follows:

Name	Brief Employment History at the Company

Hajime Sasaki	June 1988 June 1991 June 1994 June 1996 March 1999

Member of the Board

Senior Vice President and Member of the Board

Executive Vice President and Member of the Board

Representative Director, Senior Executive Vice President and Member of the Board

Chairman of the Board (to present)

Akinobu Kanasugi	June 1995 June 1999 June 2000 March 2003 April 2006	Member of the Board Senior Vice President and Member of the Board Executive Vice President and Member of the Board Representative Director, President Vice Chairman of the Board (to present)

Kaoru Yano	June 1995 June 1999 October 2002 June 2004 April 2006

Member of the Board

Senior Vice President and Member of the Board

Executive Vice President and Member of the Board

Representative Director, Senior Executive Vice President and Member of the Board

Representative Director, President (to present)

Kazumasa Fujie	June 2003 April 2005 April 2006	Senior Vice President and Member of the Board Executive Vice President and Member of the Board Representative Director, Senior Executive Vice President and Member of the Board (to present)

Kazuhiko Kobayashi	June 2004 April 2005	Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

Shunichi Suzuki	June 2002 April 2005	Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

Yasuo Matoi	June 2004 April 2006	Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

Saburo Takizawa	June 2004 April 2006	Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)

Tsutomu Nakamura	June 2002	Senior Vice President and Member of the Board (to present)

Konosuke Kashima	June 2002	Senior Vice President and Member of the Board (to present)

Toshio Morikawa	June 2000	Member of the Board (to present)

Akira Uehara	June 2002	Member of the Board (to present)

Shigeo Matsumoto	June 2004	Corporate Auditor (to present)

Hiroshi Takakuta	June 2005	Corporate Auditor (to present)

Shinichi Yokoyama	June 2003	Corporate Auditor (to present)

Muneo Shigematsu	June 2004	Corporate Auditor (to present)

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